Exhibit 99.1

Management’s Discussion & Analysis Shaw Communications Inc.	3

FORWARD

Tabular dollar amounts are in millions of Canadian dollars, except per share amounts or unless otherwise indicated. This Management’s Discussion and Analysis (MD&A) should be read in conjunction with the Consolidated Financial Statements. The terms “we,” “us,” “our,” “Shaw” and “the Company” refer to Shaw Communications Inc. or, as applicable, Shaw Communications Inc. and its direct and indirect subsidiaries as a group. This MD&A is current as at October 29, 2021 and was approved by Shaw’s Board of Directors.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Statements included in this MD&A that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. They can generally be identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “target,” “goal,” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements. Forward looking statements in this MD&A include, but are not limited to, statements relating to:

•	the expected impact of the COVID-19 pandemic;

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	anticipated benefits of the Transaction (as defined below) to Shaw and its securityholders, including corporate, operational, scale and other synergies and the timing thereof;

•	the timing, receipt and conditions of required regulatory or other third-party approvals, including but not limited to the receipt of applicable approvals under the Broadcasting Act (Canada), the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, the “Key Regulatory Approvals”) related to the Transaction;

•	the ability of the Company and Rogers (as defined below) to satisfy the other conditions to the closing of the Transaction and the anticipated timing for closing of the Transaction;

•	expected cost efficiencies;

•	expectations for future operating performance;

•	business and technology strategies and measures to implement strategies;
•	expected growth in subscribers and the products/services to which they subscribe;

•	competitive strengths and pressures;

•	expected project schedules, regulatory timelines, and completion/in-service dates for the Company’s capital and other projects;

•	the expected number of retail outlets;

•	the expected impact of new accounting standards, recently adopted or expected to be adopted in the future;

•	the effectiveness of any changes to the design and performance of the Company’s internal controls and procedures;

•	the expected impact of changes in laws, regulations, decisions by regulators, or other actions by governments or regulators on the Company’s business, operations and/or financial performance or the markets in which the Company operates;

•	the expected impact of any emergency measures implemented or withdrawn by governments or regulators;

•	timing of new product and service launches;

•	the resiliency and performance of the Company’s wireline and wireless networks;

•	the deployment of (i) network infrastructure to improve capacity and coverage, (ii) and new technologies, including next generation wireless technologies such as 5G;

•	expected changes in the Company’s market share;

•	the ability of Shaw Mobile to drive customer growth;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	expansion of and changes in the Company’s business and operations and other goals and plans; and

•	execution and success of the Company’s current and long term strategic initiatives.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as at the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information.

4	Shaw Communications Inc. 2021 Annual Report

Considering the uncertain and changing circumstances surrounding the COVID-19 pandemic and the related response from the Company, governments (federal, provincial and municipal), regulatory authorities, businesses and customers, there continues to be inherently more uncertainty associated with the Company’s assumptions as compared to prior periods. These assumptions, many of which are confidential, include, but are not limited to management expectations with respect to:

•	general economic conditions, including the impact on the economy and financial markets resulting from the COVID-19 pandemic and other health risks;

•	the impact of the COVID-19 pandemic and other health risks on the Company’s business, operations, capital resources, and/or financial results;

•	anticipated benefits of the Transaction to the Company and its security holders;

•	the timing, receipt and conditions of required regulatory or other third-party approvals, including but not limited to the receipt of the Key Regulatory Approvals related to the Transaction;

•	the ability of the Company and Rogers to satisfy the other conditions to closing of the Transaction in a timely manner and the completion of the Transaction on expected terms;

•	the ability of Rogers to obtain the debt financing required to complete the Transaction through the satisfaction of the limited conditions of the debt commitment letter for the debt financing and the absence of events that would prevent Rogers from consummating the debt financing;

•	the ability to successfully integrate the Company with Rogers in a timely manner;

•	the impact of the announcement of the Transaction, and the dedication of substantial Company resources to pursuing the Transaction, on the Company’s ability to maintain its current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•	the ability to satisfy the other expectations and assumptions concerning the Transaction and the operations and capital expenditure plans for the Company following completion of the Transaction;

•	future interest rates;

•	previous performance being indicative of future performance;
•	future income tax rates;

•	future foreign exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•	incremental costs associated with growth in wireless handset sales;

•	pricing, usage and churn rates;

•	availability and cost of programming, content, equipment and devices;

•	industry structure, conditions, and stability;

•	regulation, legislation, or other actions by governments or regulators (and the impact or projected impact on the Company’s business);

•	the implementation or withdrawal of any emergency measures by governments or regulators (and the impact or projected impact on the Company’s business, operations, and/or financial results);

•	access to key suppliers and third-party service providers and their goods and services required to execute on the Company’s current and long term strategic initiatives on commercially reasonable terms;

•	key suppliers performing their obligations within the expected timelines;

•	retention of key employees;

•	the Company being able to successfully deploy (i) network infrastructure required to improve capacity and coverage, and (ii) new technologies, including next generation wireless technologies such as 5G;

•	operating expense and capital cost estimates associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores and employees to reduce the spread of COVID-19;

•	the Company’s access to sufficient retail distribution channels;

•	the Company’s access to the spectrum resources required to execute on its current and long-term strategic initiatives; and

•	the Company being able to execute on its current and long term strategic initiatives.

Management’s Discussion & Analysis Shaw Communications Inc.	5

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•	changes in general economic, market and business conditions, including the impact of the COVID-19 pandemic and other health risks, on the economy and financial markets which may have a material adverse effect on the Company’s business, operations, capital resources and/or financial results;

•	increased operating expenses and capital costs associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores, and employees in response to the COVID-19 pandemic;

•	the failure of the Company and Rogers to receive, in a timely manner and on satisfactory terms, the necessary regulatory or other third-party approvals, including but not limited to the Key Regulatory Approvals, required to close the Transaction;

•	the ability to satisfy, in a timely manner, the other conditions to the closing of the Transaction;

•	the ability to complete the Transaction on the terms contemplated by the Arrangement Agreement (as defined below) between the Company and Rogers;

•	the ability to successfully integrate the Company with Rogers in a timely manner;

•	the ability of Rogers to obtain the debt financing required to complete the Transaction through the satisfaction of the limited conditions of the debt commitment letter for the debt financing and the absence of events that would prevent Rogers from consummating the debt financing;

•	the Company’s failure to complete the Transaction for any reason could materially negatively impact the trading price of the Company’s securities;

•	the announcement of the Transaction and the dedication of substantial Company resources to pursuing the Transaction may adversely impact the Company’s current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•	the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the termination fee to Rogers, the result of which will or could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations;
•	changes in interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments and other changing conditions in the entertainment, information, and communications industries;

•	changes in laws, regulations and decisions by regulators or other actions by governments or regulators that affect the Company or the markets in which it operates;

•	any emergency measures implemented or withdrawn by governments or regulators;

•	technology, privacy, cyber security, and reputational risks;

•	disruptions to service, including due to network failure or disputes with key suppliers;

•	the Company’s ability to execute its strategic plans and complete its capital and other projects on a timely basis;

•	the Company’s ability to grow subscribers and market share;

•	the Company’s ability to have and/or obtain the spectrum resources required to execute on its current and long-term strategic initiatives;

•	the Company’s ability to gain sufficient access to retail distribution channels;

•	the Company’s ability to access key suppliers and third-party service providers required to execute on its current and long-term strategic initiatives on commercially reasonable terms;

•	the ability of key suppliers to perform their obligations within expected timelines;

•	the Company’s ability to retain key employees;

•	the Company’s ability to achieve cost efficiencies;

•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in this MD&A under the heading “Known Events, Trends, Risks and Uncertainties.”

The foregoing is not an exhaustive list of all possible factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A.

6	Shaw Communications Inc. 2021 Annual Report

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this MD&A are expressly qualified by this statement.

Management’s Discussion & Analysis Shaw Communications Inc.	7

ABOUT OUR BUSINESS

CONSUMER

Our Consumer division connects people and families in British Columbia, Alberta, Saskatchewan, Manitoba, and northern Ontario through our Fibre+ network.

Shaw

WIRELESS

Shaw Mobile currently operates in British Columbia and Alberta. Freedom Mobile currently operates in Ontario, British Columbia and Alberta.

Over 19 million Canadians reside within our current mobile wireless network service area.

BUSINESS

Our Business division leverages our network infrastructure with a product suite targeting businesses of all sizes.

In the following sections we provide selected financial highlights and additional details with respect to our Wireline and Wireless divisions as well as our network.

8	Shaw Communications Inc. 2021 Annual Report

Select Financial and Operational Highlights

Basis of presentation

We adopted IFRS 16, Leases (“IFRS 16”) effective September 1, 2019. The adoption of IFRS 16 had a significant effect on our reported results and we adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under International Accounting Standard (IAS) 17 – Leases (“IAS 17”), as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the impacted balance sheet accounts as at September 1, 2019. Accordingly, fiscal 2021 and fiscal 2020 operating results are reported in accordance with IFRS 16 while fiscal 2019 operating results are reported in accordance with IAS 17 and are therefore not comparable.

Management’s Discussion & Analysis Shaw Communications Inc.	9

2021 Total Revenue

2021 Adjusted EBITDA

	Year ended August 31,
				Change
(millions of Canadian dollars except per share amounts)	2021 (1)	2020 (1)	2019	2021%	2020%
Operations:

Revenue	5,509	5,407	5,340	1.9	1.3

Adjusted EBITDA (2)	2,500	2,391	2,154	4.6	11.0

Adjusted EBITDA margin (2)	45.4%	44.2%	40.3%	2.7	9.7

Net income	986	688	733	43.3	(6.1)
Per share data:
Earnings per share
Basic and diluted	1.94	1.32	1.41

Weighted average participating shares outstanding during period (millions)	504	515	511

Funds flow from operations (3)	2,249	1,989	1,777	13.1	11.9

Free cash flow (2)	961	747	538	28.6	38.8

(1)	Fiscal 2021 and 2020 figures reflect the impact of the adoption and application of IFRS 16 while fiscal 2019 figures do not and are not comparable.
(2)

Adjusted EBITDA, adjusted EBITDA margin, and free cash flow are non-GAAP financial measures or non-GAAP ratios and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standardized meanings, and therefore may not be a reliable way to compare us to other companies. See “Key Performance Drivers” for more information about these measures and ratio, including quantitative reconciliations to the most directly comparable financial measures in the Company’s Consolidated Financial Statements.

(3)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the Consolidated Statements of Cash Flows.

10	Shaw Communications Inc. 2021 Annual Report

Subscriber highlights:

Wireline – Consumer

Wireline – Business

Wireless

Subscriber highlights:	August 31, 2021	August 31, 2020	Change
Wireline – Consumer

Video – Cable	1,282,879	1,390,520	(107,641)

Video – Satellite	590,578	650,727	(60,149)

Internet	1,889,752	1,903,868	(14,116)

Phone	595,580	672,610	(77,030)

Total Consumer	4,358,789	4,617,725	(258,936)

Wireline – Business

Video – Cable	37,110	37,512	(402)

Video – Satellite	40,090	36,002	4,088

Internet	182,123	178,270	3,853

Phone	390,272	387,660	2,612

Total Business	649,595	639,444	10,151

Total Wireline	5,008,384	5,257,169	(248,785)

Wireless

Postpaid	1,739,289	1,482,175	257,114

Prepaid	377,082	339,339	37,743

Total Wireless	2,116,371	1,821,514	294,857

Total Subscribers	7,124,755	7,078,683	46,072

Management’s Discussion & Analysis Shaw Communications Inc.	11

Shaw and Rogers Transaction

On March 15, 2021, Shaw announced that it entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Transaction”).

Holders of Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively, the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash. As at March 13, 2021, when the Arrangement Agreement was signed, the value of the consideration attributable to the Class A Shares and Class B Shares held by the Shaw Family Shareholders (calculated using the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021) was equivalent to $40.50 per share.

The Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of Queen’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of Queen’s Bench of Alberta issued a final order approving the plan of arrangement.

The Transaction remains subject to other customary closing conditions including approvals from certain Canadian regulators. Shaw and Rogers are working cooperatively and constructively with the Competition Bureau, Innovation, Science and Economic Development Canada (ISED) and the Canadian Radio-television and Telecommunications Commission (CRTC) in order to secure the requisite approvals. Subject to receipt of all required approvals and satisfaction of all closing conditions, closing of the Transaction is expected to occur in the first half of 2022.

Redemption of Shaw’s Preferred Shares

Pursuant to the terms of the Arrangement Agreement, on May 20, 2021, Rogers exercised its right to require the Company to redeem all of its issued and outstanding Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (the “Series A Shares”) and Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares”, and together with the Series A Shares, the “Preferred Shares”) at the redemption price of $25.00 per share (the “Redemption Price”) plus any accrued and unpaid dividends up to but excluding the redemption date of June 30, 2021 (the “Redemption Date”).

On June 30, 2021, the Company redeemed all of its issued and outstanding Preferred Shares in accordance with their terms (as set out in the Company’s articles) at the Redemption Price, less any tax required to be deducted or withheld.

On the Redemption Date, there were 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. Accordingly, the aggregate Redemption Price paid by Shaw on the Redemption Date to redeem the Preferred Shares was $300 million.

Further information regarding the Transaction is contained in the management information circular filed April 23, 2021 on Shaw’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.shtml.

Impact of Coronavirus (COVID-19) Pandemic

COVID-19 continues to significantly impact Canadians and economies around the world as we experience new waves and variants of the virus. The severity and duration of impacts from the COVID-19 pandemic remain uncertain and management continues to focus on the safety of our people, most of whom continue to work from home, connectivity of our customer base, compliance with guidelines and requirements issued by various health authorities and government organizations, and continuity of other critical business operations. In fiscal 2021, Shaw’s networks have proven their resiliency and performed well despite the increase in usage and extended peak hours resulting from the impacts of COVID-19.

While the financial impacts from COVID-19 in fiscal 2021 were not material, the situation is still uncertain in terms of its magnitude, outcome, duration, resurgence and/or subsequent waves/variants. Consumer behavior impacts remain uncertain and could still change materially, including the potential downward migration of services, acceleration of cord-cutting and reduced ability to pay their bills, all due to the challenging economic situation. Shaw Business, which primarily serves the small and medium sized market, continues to be particularly vulnerable to COVID-19 related restrictions, including mandated business closures, capacity restrictions or further social distancing measures.

Despite the absence of material financial impacts, the pandemic affected the Company causing increased wireline network usage as well as extended peak hours. The Company also experienced increased demand for wireless voice services and a decrease in wireless roaming revenue.

The Company’s business resumption plan, designed for the gradual and safe re-introduction of employees to the workplace, is being implemented in phases based on the current risks posed by the pandemic and in response to government-imposed restrictions on businesses and individuals. We continue to be in constant contact with public safety and government officials at all levels, as well as key suppliers, partners and customers. As at the date of this MD&A, the majority of our employees continue to work from home, but our retail stores have re-opened, albeit some in a reduced capacity.

12	Shaw Communications Inc. 2021 Annual Report

The environment remains uncertain in terms of the pandemic’s magnitude, outcome and duration. Consumer behaviors could still change materially, including the potential downward migration of services, acceleration of cord cutting and reduced ability of customers to pay their bills, all due to an unpredictably challenging economic situation. Shaw Business primarily serves the small and medium sized market, which is particularly vulnerable to COVID-19 related restrictions, including mandated business closures, capacity restrictions or further social distancing and/or vaccination verification measures.

As the COVID-19 pandemic continues to evolve, the Company’s focus continues to be on the safety and health of its employees, the reliability of its network infrastructure, and the nimble responsiveness to our customers’ needs.

As an ongoing risk, the magnitude, outcome, duration, resurgence and/or subsequent waves and variants of the COVID-19 pandemic is still unknown and subject to a significant amount of uncertainty at this time, as is the efficacy and duration of the government interventions. For further detail, see “Known Events, Trends, Risks and Uncertainties – Coronavirus (COVID-19).”

Fiscal 2021 Highlights

Despite the continued challenging environment created by the ongoing impact of the COVID-19 pandemic throughout the year, in fiscal 2021, our business delivered consolidated adjusted EBITDA growth of 4.6% year-over-year and free cash flow of approximately $961 million while demonstrating the resiliency and the critical nature of the connectivity services we provide.

To deliver a seamless connectivity experience in the fast-approaching 5G era, we announced our combination with Rogers on March 15, 2021, followed by resounding support from holders of the Class A Shares and Class B Shares at the special meeting to approve the combination held on May 20, 2021. Rogers and Shaw recognize that we can do so much more by coming together. Canadians, regardless of where they reside, need access to these vital services which requires significant ongoing investment, supported by a stable regulatory framework. Throughout the extraordinary change we have faced, the entire team at Shaw executed on its fiscal 2021 plan, ensuring that we continue to meet the needs of our customers. In the months ahead, we will collectively work in support of closing the transaction with Rogers.

In fiscal 2021, wireless investments included the deployment of 700 MHz spectrum, which is virtually complete in western Canada and 80% complete nationwide, and 600 MHz spectrum, which reached 80% in Calgary and 60% in Vancouver and the greater Toronto area (the “GTA”). While the network enhancements have contributed to improving postpaid churn results, the increased competitive activity, including the launch of unlimited plans and other aggressive offers in the market, resulted in postpaid churn of 1.41% in fiscal 2021, which is comparable to the previous fiscal year.

On April 6, 2021, ISED published its list of applicants to participate in the 3500 MHz spectrum auction, confirming that Shaw elected not to participate in the auction. The auction commenced in June 2021 and provisional results were published on July 29, 2021.

In fiscal 2021, Shaw Mobile continued its growth among consumers in British Columbia and Alberta who want to bundle their Shaw Wireline Internet services with mobile services.

Freedom Mobile continued to provide stable results in fiscal 2021 in the face of persistent competition in the wireless market and significant challenges with retail closures during the pandemic.

In fiscal 2021, the Company built upon its consumer Wireline offerings with the introduction of a new speed tier – Fibre+ Gig 1.5 – to the majority of its western Canadian Wireline operating footprint, specifically targeting heavy data users who require ultrafast speeds. The Company subsequently announced Shaw Gig WiFi with the release of the WiFi 6-certified Shaw Fibre+ Gateway 2.0 modem. Lastly, the Company completed the roll-out of its IPTV services to 99.5% of its Wireline operating footprint in western Canada.

Our Business division also continued to grow despite challenging economic and social circumstances. The introduction in February 2021 of a 1.5 gigabits-per-second (Gbps) speed tier addresses the growing demand of businesses for faster speeds and more bandwidth.

In fiscal 2021, the Company purchased 14,783,974 Class B Shares for cancellation for a total cost of approximately $336 million. In connection with the announcement of the proposed Transaction on March 15, 2021, the Company suspended share buybacks under its normal course issuer bid (NCIB) program. As at the end of fiscal 2021, the net debt leverage ratio was 2.3x1.

[1]

Net debt leverage ratio is a non-GAAP ratio and net debt, which is a component of net debt leverage ratio, is a non-GAAP financial measure. Net debt leverage ratio and net debt are not standardized measures under IFRS and may not be a reliable way to compare us to other companies. See “Key Performance Drivers” for further information about this measure and ratio.

Management’s Discussion & Analysis Shaw Communications Inc.	13

Global Technology Partnerships

Shaw has access to global-scale technology initiatives through partnerships with best-in-class service and equipment providers and innovation leaders. This approach allows us to leverage our existing assets, where we have strength and expertise, while also ensuring our investments are aligned with industry leaders to support the development, maintenance and advancement of new technology where it is impractical, or we lack scale, for us to do so on a standalone basis. This allows us to efficiently deploy capital resources, and manage our costs, while advancing the innovation, performance and reliability of our products and services.

We have a series of significant and strategic relationships with global leaders on the following initiatives:

•	Shaw BlueCurve, a technology that provides customers with greater control over their home WiFi experience

(through the BlueCurve Home app and Pods) and supports IPTV, is powered by the Fibre+ Gateway (XB6) and Fibre+ Gateway 2.0 (XB7) Data over Cable Interface Specification (DOCSIS) version 3.1 advanced WiFi modems developed by Comcast (see discussion under “Consumer Services”);

•	the deployment of our wireless LTE network, which was designed, planned, and deployed in partnership with NOKIA, a global leader in mobile wireless technology and solutions (see discussion under “Wireless”); and

•	our “Smart” suite of business services that includes SmartWiFi, SmartTarget, SmartSecurity, SmartSurveillance, and Smart Remote Office, each in collaboration with Cisco Meraki, as well as SmartVoice in collaboration with Broadsoft (see discussion under “Business Services”).

14	Shaw Communications Inc. 2021 Annual Report

2021 Wireless Revenue

2020 Wireless Revenue

	2021		2020
(millions of Canadian dollars)	$	Increase	$	Increase
Service	891	9.3%	815	17.4%
Equipment and other	381	8.5%	351	(0.6%)

Wireless revenue	1,272	9.1%	1,166	11.4%
Adjusted EBITDA (1)	393	16.6%	337	69.3%

(1)	See “Key Performance Drivers” for more information about this non-GAAP financial measure.

Our Wireless division provides wireless voice and data services with the option of postpaid or prepaid billing. Our Wireless division was formed following the acquisition of Wind Mobile (now Freedom Mobile) in March 2016. Our Wireless division covers approximately 50% of the Canadian population with Shaw Mobile currently operating in British Columbia and Alberta markets and Freedom Mobile providing services in British Columbia, Alberta, and Ontario markets.

Freedom Mobile Big Gig Unlimited, Absolute Zero and Prepaid Plans

In fiscal 2021, Freedom Mobile continued its Big Gig Unlimited and Absolute Zero campaigns. Paired with popular devices and the strength and capacity of our LTE network, our Big Gig Unlimited and Absolute Zero plans continue to be available to Canadians.

Freedom Mobile customers can either bring their own device to the network or participate in one of Freedom Mobile’s discretionary wireless handset discount plans – MyTab or Absolute Zero. MyTab allows Freedom Mobile customers to pay a discounted price for a handset upfront and a predetermined monthly Tab charge in addition to the rate plan cost. Absolute Zero allows Freedom Mobile customers to receive an eligible handset for $0 upfront, $0 extra per month and $0 owing after 24 months.

Growth of Shaw Mobile

On July 30, 2020, the Company launched Shaw Mobile in western Canadian markets. Leveraging Shaw’s LTE and Fibre+ networks, along with Canada’s largest WiFi service, Shaw Mobile provides Shaw Internet customers with an innovative, more valuable connectivity experience.

Through fiscal 2021, western Canadians have enjoyed the value that Shaw Mobile paired with Shaw’s Fibre+ network delivers. Shaw Mobile provides Shaw Internet customers with attractive bundling opportunities, combined with the ability to customize their mobile data requirements through two rate plans – By The Gig and Unlimited Data.

Wireless Distribution Network

In fiscal 2021, Freedom Mobile continued to modernize Freedom-branded stores across the country with the key focus on maximizing customer experience and the safety of both our customers and employees considering the COVID-19 environment. Freedom Mobile’s full suite of products continue to be available in over 800 locations across Ontario, Alberta, and British Columbia through our corporate, dealer, and retail partners. In addition, we have over 300 “countertop” and “grab & go” locations in independent retail outlets and store-within-a-store environments, catering specifically to the prepaid market.

During fiscal 2021, the Shaw Mobile retail presence expanded by adding 11 net new locations to our corporate network for a total of 32 as at August 31, 2021. Combined with our national retail partners, Walmart and Loblaws and a new partnership launched in August 2021 with Best Buy, Shaw Mobile is now available at over 200 retail locations in Alberta and British Columbia.

During the lockdowns and store closures in response to COVID-19, the Company fostered the continued growth of its total Wireless subscriber base by introducing self-serve options and activations: Shaw Mobile, through SIM card distribution to existing customers and Freedom Mobile through online ordering of prepaid services and online chat to order postpaid services.

16	Shaw Communications Inc. 2021 Annual Report

Wireless Network Upgrades

Supporting our Wireless revenue growth are the investments we made in our wireless LTE network and customer service capabilities. Wireless network investments to improve the customer experience continue to be a priority in the areas in which we operate and serve Wireless customers. Through years of thoughtful and strategic capital investing, we have evolved our facilities-based wireless network to meet the needs of our Shaw Mobile and Freedom Mobile customers. See “Shaw’s Wireless Network” for further details on Shaw’s wireless network upgrades.

Seasonality in Wireless Subscriber Activity

Wireless subscriber activity is influenced by the launch of popular new mobile devices, seasonal promotional periods and the level of competitive intensity. Our first and fourth quarters typically experience higher volumes of wireless competitive activity as a result of back to school and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods which can impact our Wireless subscriber metrics. Shaw’s Wireless business does not depend on any single customer or concentration of customers.

Furthermore, due to uncertainties relating to the severity, duration, and continuing impact of the COVID-19 pandemic, it is difficult at this time to estimate the impacts of the COVID-19 pandemic on our Wireless business and future financial results. Therefore, the trends experienced during the COVID-19 pandemic, including impacts on consumer demand and spending, may not fully reflect the typical seasonal variations experienced by our Wireless business. Accordingly, it is difficult at this time to evaluate the impacts of the COVID-19 pandemic on the seasonality trends that normally characterize our Wireless business.

Management’s Discussion & Analysis Shaw Communications Inc.	17

2021 Wireline Revenue

2020 Wireline Revenue

	2021		2020
(millions of Canadian dollars)	$	Increase / (Decrease)	$	Increase / (Decrease)

Consumer	3,665	(0.5%)	3,683	(1.6%)

Business	584	3.0%	567	1.8%

Wireline revenue	4,249	—	4,250	(1.2%)
Adjusted EBITDA (1)	2,107	2.6%	2,054	5.1%

(1)	See “Key Performance Drivers” for more information about this non-GAAP financial measure.

In our Wireline business, we have focused on enhancing our Fibre+ network and the in-home WiFi experience with Gig WiFi. In fiscal 2021, we continued to streamline and simplify manual processes that improve the customer experience and day-to-day operations for our employees, while still providing the necessary in-person engagements to support the customer experience.

In fiscal 2021, our focus remained on profitable growth and stable Wireline results. This included growth in higher quality Internet subscribers and improving overall customer account profitability by attracting and retaining higher value households with our 2-year ValuePlans for those who want faster Internet with a better customer experience in addition to Video and Wireless services. Through our introduction of Shaw Mobile and the bundling opportunities it provides, in fiscal 2021, more customers migrated to our higher tier Fibre+ Internet offerings which resulted in lower Internet churn.

Consumer Services

Our Consumer division provides residential customers with connectivity experiences on two platforms:

•	Wireline Services – we provide broadband Internet, Shaw Go WiFi, Video and Phone services to customers connected to our local and regional Fibre+ network in British Columbia, Alberta, Saskatchewan, Manitoba and northern Ontario

•	Satellite Services – we provide satellite Video services through Shaw Direct to customers across Canada

Internet

Shaw’s residential Internet service offering is segmented into the following three tiers:

1.	Fibre+ Max;

2.	Fibre+ Essentials; and

3.	Fibre+ Basics

to provide our consumers with a choice of download speeds ranging from up to 10 megabits-per-second (Mbps) to up to 1.5 Gbps.

In fiscal 2021, we continued to make investments in our Shaw Fibre+ network to meet the unprecedented demands for Internet access from our customers in fiscal 2021. We also introduced new services that respond to these rapidly evolving demands, while also aligning with our focus on profitable growth and stability.

In November 2020, the Company announced the launch of Fibre+ Gig 1.5 – a new Internet plan designed to provide gamers, streamers and other heavy data users with the speed and bandwidth they need for the many connected devices and data-heavy applications they use every day at home.

For our customers with harder to reach areas in their homes, Shaw’s Fibre+ WiFi Pods create a mesh WiFi network to improve the overall customer experience. In September 2020, the Company introduced its next generation Fibre+ WiFi Pods to customers in Manitoba and Ontario, and to all customers in our Wireline operating footprint in December 2020. The new Pods are faster and have more range than the first generation which allows the Fibre+ Gateway modem to provide even more consistent WiFi coverage throughout the home by reducing WiFi dead spots.

Management’s Discussion & Analysis Shaw Communications Inc.	19

In April 2021, the Company deployed its next generation Fibre+ Gateway 2.0 modem, powered by Comcast, which, as the first WiFi 6-certified modem in Canada, paved the way for the launch of Shaw Gig WiFi to most of our major markets in western Canada. Shaw Gig WiFi delivers WiFi download speeds across multiple devices of up to 1 Gbps, with reduced latency and a more consistent WiFi signal for our customers to connect all their devices at home. The Fibre+ Gateway 2.0 modem also includes a 2.5 Gbps port and can enable speeds beyond 1 Gbps to a wired device and/or multiple wireless devices in aggregate.

With over 3.6 million devices authenticated on our network and over 110,000 public access points covering locations from British Columbia to Ontario, we continue to see growth in usage of our Shaw Go WiFi network for Shaw Internet and Wireless customers. As an added value proposition, Wireless customers have access to over 950,000 additional “hotspots” by way of our Home Hotspot deployment.

In fiscal 2021, we continued to focus on our 2-year ValuePlans, which provide customers with price certainty over the term and resulted in lower churn rates on those plans.

Video

Our Wireline Video services offer a wide selection of standard definition (SD) and high definition (HD) television channels with access to a large selection of on-demand titles, including both free and paid movies, television shows, and music content.

Our Video customers can choose pre-selected packages with the most popular channels or start with a basic primary package and then add additional channels from a variety of sports, family, and other theme specialty packages, as well as individual channels offered on a channel-by-channel basis.

Leveraging our strategic partnership with Comcast, in fiscal 2021, we completed the deployment of our all-IP Video services, which are now available across 99.5% of our western Canadian Wireline operating footprint. We also continued to add new over-the-top (OTT) apps, including StingRay Music, Hayu, and Fite TV.

Our customers also have access to the BlueCurve TV app, which is free for all Shaw Video (Cable and Shaw Direct) customers and makes their TV subscription available over the Internet and on mobile devices. This includes access to live TV, video-on-demand, up to 200 hours of a customer’s personal video recordings (PVR) from the cloud, and the ability to download any recordings to take on the go. In fiscal 2021, we enhanced Shaw TV by enabling customers to cast content from the BlueCurve TV app to their Chromecast-enabled devices.

Phone

Our Phone service offers a full-featured residential digital telephone service through our wireline network as a complement to our broadband Internet and Video services.

Broadcast Services

Shaw Broadcast Services utilizes our satellite network to provide distribution of English, French, third-language, Canadian, US, and International television and radio programming services to hundreds of multichannel operators.

Wholesale Wireline Network Services

Using our national and regional access wireline networks, we provide services to Internet service providers (ISPs), other communications companies, broadcasters, governments, and other businesses and organizations that require end-to-end Internet and data connectivity in Canada and the United States. We also engage in public and private peering arrangements with high-speed connections to major North American, European, and Asian networks and other tier-one backbone carriers. All service solutions are sold on 1, 3, or 5-year contract terms and pricing is negotiated based on the specific solution provided to the customer.

20	Shaw Communications Inc. 2021 Annual Report

Satellite Services

Shaw Direct connects families across Canada with video and audio programming by satellite. Shaw Direct customers have access to over 370 digital video channels (including over 350 HD channels) and thousands of on-demand, pay-per-view (PPV) and subscription movie and television titles. In May 2020, the Company completed network upgrades which provided the ability for us to deliver English and French services in HD where available.

Our satellite customers are offered flexibility with each of our current primary TV packages, which include a base set of channels and tiered customization options depending on the size of the TV package. Shaw Direct customers can further customize their TV packages by adding additional theme packs, premium packages, and individual channels.

Shaw Direct is one of two licensed satellite Video services currently available across Canada. While Shaw Direct has many customers in urban centres, market penetration for satellite Video is generally stronger in rural areas. The service is marketed through Shaw Direct and a nationwide distribution network of third-party retailers.

During fiscal 2021, Anik F1R reached the end of its serviceable life and was decommissioned. The Company consolidated all Shaw Direct services onto two satellites, Anik G1 and Anik F2. Additional capacity was secured on Anik F3 to support C-band distribution provided by Shaw Broadcast Services.

A listing of our satellite capacity is provided below as at August 31, 2021:

Shaw Satellite Transponders
Transponders	Interest	Nature of Satellite
Anik G1	16 xKu-band	Leased
Anik F2	22 Ku-band	Leased(1)
Anik F3 (2)	1 C-band	Leased
(1)

Effective October 1, 2019, the Company transferred its interest in 16 Anik F2 transponders, which it previously owned, back to Telesat Canada (“Telesat”), adjusted its satellite traffic on the Anik F1R and Anik F2 satellites, and renewed its capacity service agreements on 6 Anik F1R Ku-band transponders and 16 Anik F2 Ku-band transponders until the effective end-of-life date of such satellites.

(2)

With Anik F1R reaching its end of serviceable life in fiscal 2021, Shaw leased capacity on Anik F3 to continue to provide distribution for a Shaw Broadcast Services customer on C-band to enable the customer to distribute its signals primarily throughout the arctic.

Seasonality in Consumer Subscriber Activity

While financial results for the Consumer division are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. Subscriber activity may also be affected by competition and Shaw’s promotional activity. Further, satellite subscriber activity is modestly higher around the summertime when more subscribers have second homes in use. Our Consumer Video business does not depend on any single customer or concentration of customers.

Furthermore, due to uncertainties relating to the severity, duration and continuing impact of the COVID-19 pandemic, it is difficult at this time to estimate the impacts of the COVID-19 pandemic on our business and future financial results. Therefore, the trends experienced during the COVID-19 pandemic, including impacts on consumer demand and spending, may not fully reflect the typical seasonal variations experienced by our Consumer Wireline business. Accordingly, it is difficult at this time to evaluate the impacts of the COVID-19 pandemic on the seasonality trends that normally characterize our Consumer Wireline business.

Management’s Discussion & Analysis Shaw Communications Inc.	21

Business Services

Shaw Business provides connectivity solutions to business customers of all sizes, from home offices to medium and large-scale enterprises, by leveraging our business grade Fibre+ and fibre-to-the-premise (FTTP) networks.

The range of services offered by Shaw Business includes:

Fibre Internet

Our scalable, symmetrical fibre Internet solutions offer download speeds that range from up to 10 Mbps to more than 10 Gbps.

Business Internet

Shaw Business customers can choose from four packages with download speeds ranging from up to 75 Mbps to up to 1.5 Gbps. Each package comes with unlimited data usage as well as one dynamic and one static IP address.

In fiscal 2021, we announced the launch of a new 1.5 Gbps speed tier designed to give businesses of all sizes the speeds and bandwidth they need to use the data-heavy applications and cloud services required to manage and grow their operations. This new speed tier allows both new and existing customers to access download speeds up to 1.5 Gbps through one of two plans – Business Internet Gig 1.5 and SmartWiFi Gig 1.5.

Data Connectivity

Shaw Business provides secure private connectivity for business customers operating at multiple locations or connecting branch locations to a head office. Our Ethernet over DOCSIS (EoD) data service offers our customers symmetrical data speeds of up to 100 Mbps.

Voice Solutions

Shaw Business offers voice solutions from traditional analog to digital Business Phone and robust, fully-managed voice systems with unified communications functionality.

In addition to competitive long-distance rates across the globe and month-to-month uncontracted rates, Shaw Business Phone customers have 2, 3, and 5-year contract options to provide cost consistency for their business.

Video

Shaw Business provides Video and audio services for public viewing. Similar to our Consumer Video service, Business cable and satellite customers can choose from a selection of primary channel packages and may add from a variety of sports, family, and other theme specialty packages, and a number of individual channels that we offer on a channel-by-channel basis.

In February 2021, Shaw Business launched Community Living WiFi. Similar to our Hotel WiFi Casting product, Community Living WiFi provides a new market, independent senior facilities, with connectivity that allows their residents to cast video content from their personal devices to the television in their suite. This property management solution streamlines the guest authentication experience and is an entirely cloud-based solution that gives property owners the ability to monitor usage and network status.

Broadcast Video

Shaw Business delivers high-quality Video to service providers across North America in real time.

Collaboration Tools

Shaw Business offers a robust collaboration product offering, including Microsoft 365 to small and medium sized businesses. The solution includes Microsoft 365 Business Basic and Business Standard products.

Smart Suite Services

Shaw Business collaborates with global scale technology leaders to offer its “Smart” suite of managed business communications solutions. The Smart suite of services provides cost-effective enterprise grade managed IT and communications solutions for businesses of all sizes.

The Smart suite of services includes:

SmartVoice

SmartVoice is a unified communications solution that integrates instant messaging, presence, email, video conferencing, and a mobile application that is built on Broadsoft’s BroadWorks platform. From comprehensive traditional phone features such as auto-attendant, hunt groups, and call recording to collaboration tools such as instant messenger and screen sharing, SmartVoice gives businesses the flexibility to work in innovative and efficient ways.

SmartVoice offers three different levels of packaging based on business needs and is available on 2, 3, or 5-year contract terms.

SmartWiFi

SmartWiFi is a fully-managed Internet solution deployed over Cisco Meraki’s platform that provides wireless connectivity for employees, customers, and guests in the business location. SmartWiFi also enables access to a cloud portal where customers can manage their service, configure their set service identifiers (SSIDs) to gain insight from network analytics, and create a custom dashboard.

Available at download speeds of up to 75 Mbps, 300 Mbps, 750 Mbps, 1 Gbps, and 1.5 Gpbs and including wireless access points, SmartWiFi provides our Shaw Business customers with WiFi coverage on 1, 2, 3, or 5-year contract terms.

Management’s Discussion & Analysis Shaw Communications Inc.	23

In the first quarter of fiscal 2021, we began increasing upload speeds for certain SmartWiFi packages. We also upgraded our 600 Mbps speed tier to 750 Mbps and introduced a new tier – SmartWiFi 300 with download speeds of up to 300 Mbps paired with upload speeds of up to 125 Mbps.

Smart Remote Office

Smart Remote Office allows business customers’ employees to securely connect to their head office from anywhere. Smart Remote Office is a plug-and-play, no-touch provisioning solution that provides security and virtual private network (VPN) tunneling for employees working remotely.

SmartSecurity

SmartSecurity is a fully-managed network security platform deployed over Cisco Meraki’s platform that protects a wired and WiFi network at the edge with access control, virus protection, the ability to control which applications run on the network, content filtering, and the connection of branch locations. A SmartSecurity premium package also includes the ability to set-up a secure VPN.

Shaw Business also offers LTE Backup, an add-on service for SmartSecurity which provides redundancy through a secondary Internet connection that ensures seamless and automatic failover in case of an outage.

SmartSecurity is available when bundled with SmartWiFi or Business Internet on 3 or 5-year contract terms.

SmartSurveillance

SmartSurveillance is a fully-managed, enterprise-grade security camera solution deployed over Cisco Meraki’s platform. Managed through a cloud-portal, SmartSurveillance enables business owners to view footage and manage their cameras from anywhere using an intuitive on-line dashboard.

Sophisticated features, such as motion-based search and heat mapping, allow owners to quickly find footage of interest and identify activity patterns. SmartSurveillance can be bundled with SmartWiFi or Business Internet 75 and above on a 3 or 5-year contract term.

SmartTarget

SmartTarget is an all-in-one marketing and advanced insights solution that leverages the power of SmartWiFi and a new technology to give business owners a better understanding of their customers’ wants and needs to help increase traffic at their physical locations, boost revenue, and build relationships with their customers.

With SmartTarget available as an add-on service to Shaw’s SmartWiFi, business owners can get customer demographic insights when visitors join the business owner’s guest WiFi network. Once their visitors/customers have opted-in, business owners can use the SmartTarget solution to create targeted emails, surveys, and coupons to help increase customer loyalty, build relationships, and boost store revenues.

Software Defined Wide Area Network (SD-WAN)

SD-WAN provides businesses with a better way to connect multiple offices in a scalable and cost-effective manner on a cloud-managed platform. With integrated security, multiple Internet links, seamless LTE failover, and intelligent path control, SD-WAN enables companies to deploy a resilient, cost-effective, and high-bandwidth connectivity solution.

Powered in partnership with Cisco Meraki, SD-WAN sites are connected by Internet links secured by our SmartSecurity service which provides network protection and cloud-based security policy updates to protect businesses from the latest vulnerabilities and network threats.

Session Initiation Protocol (SIP) Trunking

Our next-generation SIP Trunking solution, on the Broadsoft platform, delivers a centralized voice solution managed in an easy-to-use cloud portal. SIP allows customers to pay only for what they need with the ability to scale the system quickly as their businesses grow.

The integration with Broadsoft’s platform provides businesses with access to unified communications features such as video conferencing, call queuing, and auto-attendant as well as the ability to join offices with SmartVoice and SIP into the same environment to reduce costs and increase efficiency.

Business Subscriber Activity

Despite the challenging circumstances due to the impacts of COVID-19 and the fact that 70% of Shaw Business revenue comes from the highly impacted small to medium sized business sector, Shaw Business still managed to achieve year-over-year revenue growth of approximately 3%. The majority of growth came from our small to medium sized business channel which demonstrates the resilience of this sector, the strength of our Smart suite of products, targeted “back to business promotions” and our sales efforts.

24	Shaw Communications Inc. 2021 Annual Report

Our Converged Network

Throughout the challenging and unprecedented events brought about by the COVID-19 pandemic, we are proud of the strength of our converged networks, which are not just the core of our digital infrastructure – they are the backbone of our country’s social and economic wellbeing. Connectivity has never been more critical for Canadians, and the importance of converged networks will only grow with Canada’s accelerating digital transformation.

Shaw’s Wireline Network

Our Fibre+ network combines the power of fibre, coaxial cable, and WiFi, and consists of our:

•	North American fibre backbone;

•	regional fibre optic and co-axial distribution networks; and

•	local Shaw Go WiFi connectivity.

In fiscal 2021, Shaw launched its Fibre+ 1.5 Gigabit speed tier to the majority of its western Canadian Wireline operating footprint, while also increasing the upload speed of its Fibre+ 300, 750, Gig and 1.5 Gig tiers to up to 100 Mbps. Both of these upgrades were enabled by the deployment of DOCSIS 3.1 and Shaw’s industry leading Mid-Split program, which significantly expands usable spectrum on the coaxial “last-mile” of Shaw’s Fibre+ network.

The challenges and disruptions associated with the COVID-19 pandemic continued to drive increased network usage and extended peak hours in fiscal 2021. Despite the unprecedented and sustained increase in network demands, Shaw was able to maintain our virtually congestion free Internet experience, regardless of the time of day. Prior investments in our network infrastructure, and our Mid-Split upgrade in particular, allowed Shaw to quickly and seamlessly activate additional capacity. The design and resilient nature of Shaw’s regional distribution and backbone networks also ensured our services remained stable during this time. The COVID-19 pandemic highlighted the critical importance of efficient, ongoing investment in facilities-based broadband networks.

Wireline Backbone

The backbone of Shaw’s wireline network includes terabits of capacity over multiple fibres on two diverse cross-North America routes. The southern route principally consists of approximately 7,000 route kilometres of fibre located on routes between Seattle and New York City (via Vancouver, Calgary, Regina, Winnipeg, Toronto, Chicago, and Buffalo). The northern route consists of approximately 5,000 route kilometres of fibre between Prince George and Montreal (via Edmonton, Saskatoon, Winnipeg, Thunder Bay, Toronto, and Ottawa). Current fibre construction to extend our northern route from Prince George to North Vancouver is underway in collaboration with the federal government’s Connect to Innovate and Connecting British Columbia programs.

Management’s Discussion & Analysis Shaw Communications Inc.	25

These routes, along with a number of other secured capacity routes, provide redundancy for the network. Shaw also uses a marine route consisting of approximately 330 route kilometres from Seattle to Vancouver (via Victoria), and has secured additional capacity on routes between a number of cities, including (i) Vancouver and Calgary, (ii) Seattle and San Jose, (iii) Seattle and Calgary, (iv) Seattle and Vancouver, (v) Toronto and New York City, (vi) Toronto and Montreal, (vii) Edmonton and Fort McMurray, and (viii) Denver and Calgary.

During fiscal 2021, Shaw continued to increase the capacity on numerous backbone links to stay ahead of COVID-19 related growth in traffic.

Regional Distribution Network

We connect our backbone network to residential and business customers through our regional fibre optic and Fibre+ distribution networks.

Over the past decade, Shaw has driven fibre optic cable into every neighborhood we serve. Today, our customers’ Internet traffic runs over a route comprising over 99.9% fibre optic cable. In the last few hundred metres between our fibre nodes in customers’ neighborhoods and the home or business we serve, we leverage coaxial cable to deliver gigabit speeds to over 99% of our residential customers located in our western Canadian Wireline operating footprint. In 2020, we officially rebranded our broadband tiers to “Fibre+” to reflect the true nature of our network and to better articulate the strength of our network technology and strategy.

In fiscal 2021, we continued to leverage our DOCSIS 3.1 technology and Fibre+ Gateway 2.0 modem to launch our Fibre+ 1.5 Gig speed tier to the majority of homes and businesses across our western Canadian Wireline operating footprint. In fiscal 2021, we completed our Mid-Split program in our top 5 markets, and as of the date of this MD&A, the Mid-Split program was substantially completed across our western Canadian operating footprint. This upgrade allowed us to increase the upstream and downstream capacity available on our Fibre+ distribution network. Shaw was also able to quickly leverage this capacity during the COVID-19 pandemic to not only prevent network congestion, but to also launch our new Fibre+ Gig and 1.5 Gig speed tiers to virtually every home we serve in our western Canadian Wireline operating footprint.

In fiscal 2021, Shaw continued to optimize the capacity and efficiency of our wireline network by deploying fibre optic cable deeper into our access networks and closer to where our customers reside. We continue to increase the number of optical serving areas or “nodes” in the wireline network. This is a continuous process that we apply year-over-year to increase fibre optic usage in our wireline network. Driving fibre deeper into our network also supports wireless and business service deployments, as well as future services such as 5G, FTTP, or the newly released DOCSIS 4.0 specification, which are all potential building blocks for multi-gigabit symmetrical services over our existing infrastructure.

Additionally, in fiscal 2021, Shaw continued to leverage our converged network to enable the rapid and flexible deployment of small cells in support of our wireless network and preparations for 5G, due to the ability of our Fibre+ network to transport both power and multi-gigabit data speeds on one cable.

Shaw Go WiFi

Shaw has built Canada’s most extensive WiFi network, Shaw Go WiFi. Shaw Go WiFi broadens a Shaw Internet customer’s broadband experience beyond the home as a valuable extension of our customer wireline network experience. Over 3.6 million devices have authenticated to our carrier-grade Shaw Go WiFi network and there are over 110,000 public access points used by our customers in coffee shops, restaurants, gyms, malls, public transit, and other public spaces covering locations from British Columbia to Ontario. In addition to these public access points, Wireless customers can seamlessly access more than 950,000 Home Hotspots across western Canada, making it easier to stream and download at a friend’s or relative’s home.

In fiscal 2021, we continued investing in Shaw Go WiFi by upgrading some of the core elements and significantly increasing the number of Home Hotspots available for Wireless customers.

Shaw’s Wireless Network

Supporting our Wireless revenue growth are the significant investments in our wireless network and customer service capabilities. We continued to execute on our operating plan to improve our network and deploy spectrum in an efficient manner. Wireless network investments to improve the customer experience continued to be a priority in the areas in which we operate and serve customers.

Shaw partnered with NOKIA to roll-out our next generation LTE wireless network in our existing markets in Ontario, Alberta, and British Columbia. In fiscal 2021, we continued to deploy our Extended Range LTE network, which leverages our 700 MHz wireless spectrum, to provide customers with improved in-building coverage as well as extending coverage. At the end of fiscal 2021, the deployment of our 700 MHz spectrum was virtually complete in western Canada and approximately 80% complete nationwide.

In fiscal 2021, Shaw continued to deploy its 600 MHz spectrum. At the end of fiscal 2021, the deployment of 600 MHz reached 80% coverage in Calgary and 60% coverage in Vancouver and the GTA.

In fiscal 2021, the Company continued to deploy small cell technologies (low powered wireless antennas and receivers

26	Shaw Communications Inc. 2021 Annual Report

with a range of 100m – 200m) designed to enhance coverage and performance in dense urban locations. As high-power towers keep the network signal strong across large distances, small cells suit more densely developed areas like city centres and popular venues by providing LTE/VoLTE quality speed, capacity, and coverage improvements in these high traffic areas. The deployment of small cell technology was further enhanced by the activation of additional macro sites and the recent upgrades to our Fibre+ network that provide the ability to power and backhaul network traffic.

In fiscal 2021, our operational support systems were enhanced to streamline customer activation capabilities and provide proactive monitoring capabilities to assist our operational teams with awareness of potential service issues in order to address them before they arise or to mitigate customer impact.

Private Wireless Networks

Shaw continues to provide Canadian market leadership in the Private Wireless Network space and build on its momentum, specifically within the mining industry. A Private Wireless Network (previously referred to as “Private LTE”) is a complete, standalone cellular network that is used exclusively by the end customer for their business operations. In fiscal 2021, our first customer, Teck Resources Limited (“Teck”), moved to the production phase in their Private Wireless Network, enabling Autonomous Haulage Services at their Elkview operations in Sparwood, British Columbia. Contracts were also awarded for Teck’s Highland Valley Copper Operations near Logan Lake, British Columbia in 2021.

Shaw continues to work with other industry partners to develop and deploy Private Wireless Networks.

Spectrum Holdings

Our Wireless division holds spectrum licences in British Columbia, Alberta, southern Ontario, and eastern Ontario. In some cases, licences are issued on a Tier 2 basis, which cover the relevant province or a large region within the relevant province. In other cases, licences are issued on a Tier 3 basis, which cover smaller regions within a province. On a Tier 2 basis, the Wireless division currently holds 40-50 MHz of AWS-1 and AWS-3 spectrum, 30 MHz of 600 MHz spectrum, and 10 MHz of 700 MHz spectrum in each of British Columbia, Alberta, and southern Ontario. In the Tier 2 area of eastern Ontario, the Wireless division holds 20 MHz of 600 MHz spectrum and 10 MHz of AWS-1 spectrum. In some Tier 3 regions within British Columbia, Alberta, southern Ontario, and eastern Ontario, the Wireless division holds an additional 0-40 MHz of 2500 MHz spectrum and 0-10 MHz of AWS-1 spectrum.

Climate Change and Environmental Responsibility

Shaw is committed to delivering a seamless connectivity experience to Canadians in an environmentally responsible and sustainable manner. A key focus area for the Company involves efficiency and innovation, which includes:

•	Reducing Consumption – we support efforts to reduce employee, customer and enterprise consumption of:

a)	Energy – through the use of energy efficient technologies;

b)	Water – by reducing water consumption in Shaw owned buildings; and

c)

Paper – by continuing to promote e-bill and efficient printing behaviours amongst employees and customers to reduce paper use by shifting interactions to digital platforms as part of the Company’s digital transformation.

•	Waste Reduction – to reduce employee, customer and enterprise waste we have implemented waste diversion and e-waste recycling programs and reduced single-use items in our marketing campaigns and packaging.

•	Reducing Carbon Emissions – to reduce Shaw’s carbon footprint through reduction (e.g., LED lighting, high-efficiency boilers, e-billing, reduced truck rolls due to increased consumer self-install of customer premises equipment (CPE)) and market-based instruments (e.g., renewable energy, offsets);

•	Engagement and Awareness – to continuously drive employee, customer and enterprise awareness of Shaw’s environmental initiatives. Engaging employees in our journey – through the establishment of green teams, earth week, and waste reduction initiatives – to advance our goals of educating and sharing common beliefs and values around environmental sustainability.

Shaw is also a signatory of the Canadian Energy Efficiency Voluntary Agreement (CEEVA) with respect to Set-Top Boxes (STBs) and Small Network Equipment (SNE). CEEVA aims to significantly reduce the total annual energy consumption used by STBs and SNEs in Canada.

Environmental and Social Governance

On December 7, 2020, Shaw issued its inaugural environmental, social and governance (ESG) report to provide stakeholders (i.e., customers, employees, investors, supply chain partners and regulators) with an overview of our ESG program, including Shaw’s goals and actions. Shaw’s ESG report can be found at https://www.shaw.ca/corporate/environmental-social-governance.

Management’s Discussion & Analysis Shaw Communications Inc.	27

GOVERNMENT REGULATIONS AND REGULATORY DEVELOPMENTS

Substantially all of the Company’s Canadian business activities are subject to regulations and policies established under various pieces of legislation, including the Broadcasting Act (Canada) (“Broadcasting Act”), the Telecommunications Act (Canada) (“Telecommunications Act”), the Radiocommunication Act (Canada) (“Radiocommunication Act”), and the Copyright Act (Canada) (“Copyright Act”). Regulation of broadcasting and telecommunications is generally administered by the Canadian Radio-television and Telecommunications Commission (CRTC or the “Commission”) under the supervision of the Department of Canadian Heritage (“Canadian Heritage”) and ISED, respectively. The allocation and use of wireless spectrum in Canada are governed by spectrum licences issued by, and radio authorization conditions set by, ISED pursuant to the Radiocommunication Act.

Limits on Non-Canadian Ownership and Control

Neither a holding company that has a subsidiary operating company licensed under the Broadcasting Act, nor any such licensee, may be controlled in fact by non-Canadians, the determination of which is a question of fact within the jurisdiction of the CRTC. Pursuant to the Direction to the CRTC (Ineligibility of Non-Canadians) (the “Direction”), non-Canadians are permitted to own and control, directly or indirectly, up to 33.3% of the voting shares and 33.3% of the votes of a holding company that has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of a licensee may be owned and controlled, directly or indirectly, by non-Canadians. As well, the chief executive officer (CEO) and not less than 80% of the board of directors of the licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee level. If a holding company of a licensee does not satisfy the requirement that 80% of its board of directors be resident Canadians, it must have a CRTC-approved Independent Programming Committee (IPC) in place to ensure that neither the holding company nor its directors exercise control or influence over the programming decisions of its subsidiary licensee. With CRTC approval, Shaw has implemented an IPC to comply with the Direction.

Limits on non-Canadian ownership apply to certain Canadian carriers pursuant to the Telecommunications Act, the Radiocommunication Act and associated regulations, except that there is no requirement that the CEO be a resident Canadian of a company operating pursuant to those Acts.

Instead, the Telecommunications Act, the Radiocommunication Act and associated regulations require only that 80% of the voting shares of such entities be held by resident Canadians. The Canadian ownership requirements do not apply to wireline and wireless telecommunications carriers that have annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues for the sector.

The Company’s Articles contain measures to ensure the Company continues to comply with applicable Canadian ownership requirements and its ability to obtain, amend, or renew a license to carry on any business. Shaw must file a compliance report annually with the CRTC confirming that it is eligible to operate in Canada as a telecommunications common carrier.

Broadcasting Act

Pursuant to the Broadcasting Act, the CRTC is mandated to regulate and supervise all aspects of the broadcasting system in a flexible manner. The Broadcasting Act requires broadcast distribution undertakings (BDUs) to give priority to the carriage of Canadian services; to provide efficient delivery of programming services at affordable rates; to provide reasonable terms for the carriage, packaging and retailing of those programming services; and provides the option to operate a community channel. Under the Broadcasting Act, the Governor in Council (GIC) may issue broad policy directions of general application on matters with respect to the objectives of Canada’s broadcasting policy and related regulatory policy.

The Broadcasting Act also sets out requirements for programming services with respect to Canadian content. The Company’s broadcasting distribution business and on-demand programming services depend on licences (or operate under an exemption order) granted and issued by the CRTC under the Broadcasting Act. Pursuant to CRTC regulations, the Company is required to contribute 5% of its cable and direct-to-home (DTH) BDUs’ gross revenues to support the production of Canadian programming.

Licensing and Ownership

The Company’s cable licences are subject to a five-year term, expiring August 31, 2023. The Company’s DTH and Satellite Relay Distribution Undertaking (SRDU) licences are subject to a seven-year term, expiring August 31, 2026.

The Company’s on-demand licence is subject to a five-year term expiring August 31, 2022. The Company’s terrestrial and DTH PPV licences are both subject to five-year terms expiring August 31, 2024.

28	Shaw Communications Inc. 2021 Annual Report

New Media

The CRTC has issued a digital media exemption order requiring that Internet-based and mobile point-to-point broadcasting services not offer television programming on an exclusive or preferential basis in a manner that depends on subscription to a specific mobile or retail Internet service and not confer an undue preference or disadvantage. The CRTC has not imposed any levy on the revenue of exempt digital media undertakings to support Canadian content.

Potential Legislative Changes

On November 3, 2020, the Minister of Heritage introduced a bill to amend the Broadcasting Act (“Bill C-10”). Bill C-10 provided the basis for a new legislative regime that would recognize that new classes of service providers, including Canadian and non-Canadian online broadcasting services and platforms, are part of Canada’s broadcasting system, in addition to current classes that include terrestrial and DTH BDUs and programmers. On June 14, 2021, the Standing Committee presented its report on Bill C-10 with amendments in the House of Commons, and on June 22, 2021, the House of Commons passed the Bill. As of the prorogation of the 43rd Parliament, on August 15, 2021, Bill C-10 remained before the Senate. The Liberal Party, which secured a minority government in the 2021 federal election, indicated in its election platform that they would introduce legislation to reform the Broadcasting Act within the first 100 days following re-election, and modernize funding tools that support Canada’s audio-visual sector.

Any changes to the Broadcasting Act and related regulations – pursuant to the introduction of a bill that is substantially similar to Bill C-10 or that proposes different or additional provisions – alone or in combination with the maintenance of existing regulatory measures applicable to the Company’s cable and DTH services could impact the business practices of the Company; result in the imposition of new fees and costs on the Company’s cable, DTH, or digital media services; allow for the introduction of new competition in the provision of broadcasting distribution services; and/or negatively impact the Company’s financial results from broadcasting.

Other Potential New or Increased Fees and Costs

New fees and costs could also be imposed pursuant to CRTC regulation, with or without legislative changes. The Commission indicated that in 2020-2021 it will consider whether to examine new mechanisms to support television news production. If the CRTC were to implement support for television news production through increased access by broadcasters to subscription revenue, it would increase costs for the Company. Additionally, the Commission indicated that in 2021-2022 it will “examine options for the appropriate measures needed to ensure that all content providers on all platforms contribute to the creation of

Canadian content in both official languages, that Canadian content is promoted and given appropriate prominence, and that it is easily accessible by Canadians.” Implementation of new regulatory measures with the foregoing objectives could result in new fees payable by the Company’s cable, DTH or digital media services; impact the business practices of the Company, including through new distribution and promotion requirements, with increased costs payable by the Company’s cable, DTH, or digital media services; and/or negatively impact the Company’s financial results from broadcasting.

Sections 21 and 49 of the CRTC’s Broadcasting Distribution Regulations (the “BDU Regulations”) currently state that a cable BDU must obtain the consent of an over-the-air (OTA) broadcaster in order to distribute its signal in a distant market. In the case of DTH BDUs, the BDU Regulations permit the distribution of local OTA television signals on a distant basis without consent within the province of origin, but the BDU Regulations state that DTH BDUs must obtain broadcaster consent to deliver an OTA television signal out-of-province, unless the DTH BDU is required to carry the signal out-of-province on its basic service. There are questions as to the jurisdictional validity of sections 21 and 49 of the BDU Regulations, which are currently being considered by the CRTC pursuant to an application by Rogers Media Inc. (RMI), posted by the Commission on February 21, 2020, asking the Commission to enforce those sections. Based on the current language of sections 21 and 49 of the BDU Regulations and depending on the outcome of RMI’s application, broadcasters may seek to limit distribution of distant signals or remuneration for their distribution by the Company, which could increase costs for the Company and limit its offerings to consumers (including pursuant to demands for signal take-down or program blackouts). In addition, any confirmation by the CRTC of the validity of television broadcast licensees’ right of authorization regarding the retransmission of their signals in distant markets could lead to similar demands by non-Canadian broadcasters. Any such impacts or demands could significantly impact the Company’s costs and negatively impact the Company’s financial results.

Telecommunications Act

Under the Telecommunications Act, the CRTC is responsible for ensuring that Canadians in all regions of Canada have access to reliable and affordable high-quality telecommunication services. The CRTC has the authority to forbear from regulating one or more services or classes of services provided by a carrier if the CRTC finds that there is sufficient competition for those services to protect the interests of users. Retail Internet, home phone services and mobile wireless services have been forborne from price regulation. However, regulations do affect certain terms and conditions under which Shaw’s retail services are provided. As described further below under “Third Party Internet Access,” certain Shaw wholesale services are regulated.

Management’s Discussion & Analysis Shaw Communications Inc.	29

Under the Telecommunications Act, the GIC may issue broad policy directions of general application to the CRTC with regard to the telecommunications policy directives set out in the Telecommunications Act (each a “Telecommunications Policy Direction”). As described below under “Government Policy Direction to CRTC Concerning Telecommunications,” a Telecommunications Policy Direction was issued by the GIC with the intention of guiding the CRTC’s decision-making on telecommunications matters.

The CRTC and ISED can also impose monetary penalties on companies that contravene the Telecommunications Act, the Radiocommunication Act, and the regulations and rules promulgated thereunder.

ISED is responsible for the allocation, issuance and management of radio spectrum pursuant to the Radiocommunication Act. As well, the technical operating aspects of the Company’s businesses are regulated by technical requirements and performance standards established by ISED, primarily under the Telecommunications Act and the Radiocommunication Act.

Potential Legislative Changes

The Minister of Canadian Heritage and the Minister of Innovation, Science and Industry were directed, pursuant to the Ministerial mandate letters issued December 13, 2019, to “modernize the Broadcasting Act and Telecommunications Act, examining how best to […] ensure quality affordable internet, mobile and media access.” The Minister of Innovation, Science and Industry was also directed to reduce mobile prices by 25% within two years, and failing that, to further expand mobile virtual network operators (MVNOs) in Canada and the CRTC’s mandate on affordable pricing. In accordance with this mandate, on March 5, 2020, the Minister of Innovation, Science and Industry announced the expectation that the national wireless carriers (BCE Inc., Rogers Communications Canada and TELUS Communications) reduce their prices for mid-range data plans (2-6 GB) by 25% over the next two years, and indicated that if “these targets are not met within two years, the Federal Government will take action with other regulatory tools to further increase competition and help reduce prices.”

Implementation of the foregoing Ministerial mandates (assuming that they remain applicable during the next session of Parliament) could result in: the introduction of new regulatory measures that negatively impact the business practices of the Company and our ability to serve customers and related costs; and/or negative impacts on the Company’s financial results and competitiveness in the wireless and wireline market.

Third Party Internet Access

Shaw is mandated by the CRTC to provide a wholesale high-speed access (HSA) service at regulated rates to independent ISPs (“Resellers”), who use the wholesale HSA services to provide their own retail Internet services to consumers (“Third Party Internet Access” or “TPIA”).

Telecom Orders CRTC 2019-288 and 2021-181

On August 15, 2019, the CRTC issued Telecom Order 2019-288 (the “Order”), which set Shaw’s aggregated wholesale HSA service rates. The rates imposed by the Order were significantly lower than the interim rates set in October 2016, and retroactive to January 31, 2017. Shaw, jointly with Cogeco, Eastlink, Rogers and Videotron (the “Cable Carriers”), pursued all three routes of appeal of the Order: appeal to the Federal Court of Appeal (FCA); Petition to federal Cabinet; and application with the CRTC to review and vary the Order. On May 27, 2021, the CRTC released its decision in the Cable Carriers’ application to review and vary the rates set by the Order (“TD 2021-181”), in which it determined that there was substantial doubt as to the correctness of the aggregated wholesale HSA service rates set by the Order and approved on a final basis the interim rates set in October 2016. TekSavvy Solutions Inc. (“TekSavvy”), Competitive Network Operators of Canada (“CNOC”), and National Capital FreeNet Inc. (“NCF”) have petitioned to the GIC to vary TD 2021-181 (the “Petitions”), asking the GIC to finalize the rates set by the 2019 Order. TekSavvy and CNOC are also asking the GIC to direct all facilities-based wholesale service providers to immediately remit all retroactive payments in connection with the Order’s rates. On September 22, 2021, the Cable Carriers filed a response to the TekSavvy and CNOC Petitions, asking Cabinet to deny the requested relief. The reply to the NCF Petition is due November 1, 2021. On June 28, 2021, TekSavvy also filed a motion for leave to appeal TD 2021-181 to the FCA and has requested that the appeal be heard on an expedited basis. The FCA granted leave on September 15, 2021. In its appeal, TekSavvy will seek an order from the FCA that TD 2021-181 is quashed, and the 2019 Order is reinstated or, in the alternative, that the matter is returned to the CRTC for redetermination. If the GIC or the FCA were to intervene in any way with the effect of decreasing the aggregated wholesale HSA service rates set by TD 2021-181, this could significantly reduce the amount that the Company can charge for aggregated wholesale HSA services and negatively impact the Company’s broadband Wireline revenues and investments, as well as its ability to compete with Resellers and other facilities-based HSA providers.

Distinction between residential and business wholesale HSA services

On March 3, 2020, the Commission initiated a proceeding to examine wholesale HSA tariff provisions that differentiate between residential and business end-users. Final replies were filed on February 11, 2021, and a decision is pending. The Company’s tariffs do not limit or restrict reselling to business end-users. If the Commission’s decision goes beyond addressing existing tariff provisions that place restrictions on Resellers based on market segmentation, and mandates new wholesale access requirements applicable to

30	Shaw Communications Inc. 2021 Annual Report

the Company’s Consumer or Business Internet services, the Company’s broadband revenues and investments, as well as its ability to compete, could be negatively impacted.

Disaggregated Wholesale Services Framework

In 2015, the CRTC completed a review of the wholesale wireline policy framework, including TPIA, and: (i) extended mandated wholesale access services to include FTTP facilities; and (ii) initiated a shift to a new disaggregated wholesale HSA service model. On June 11, 2020, the Commission initiated a new proceeding to consider the appropriate network configuration for disaggregated wholesale HSA services across the country, and suspended the proceeding to set final rates, terms, and conditions for the disaggregated wholesale HSA services in Ontario and Quebec, for which network configurations had previously been reviewed and approved by the CRTC in 2016. The disaggregated wholesale service configuration that is mandated by the Commission could require significant and costly modifications to the Company’s broadband network architecture. The final mandated rates and the terms of disaggregated HSA services could negatively impact the Company’s broadband revenues and investments as well as its ability to compete with Resellers and other facilities-based disaggregated HSA providers.

Review of the approach to rate setting for wholesale telecommunications services

On April 24, 2020, the Commission initiated a proceeding to review its approach to rate setting for wholesale telecommunications services. Replies were filed on November 27, 2020, and a decision is pending. The methodology that is selected will impact the amount that the Company can charge for wholesale HSA service. If the methodology fails to adequately compensate the Company for the costs associated with provisioning HSA services as well as a reasonable return on investment, it will negatively impact the Company’s broadband Wireline revenues and investments and our ability to compete with Resellers and other facilities-based HSA providers. The chosen methodology could also potentially apply to wholesale wireless services, including mandated roaming.

CRTC Wireless Review

In February 2019, the CRTC initiated its review of the regulatory framework for mobile wireless services and held a public hearing in February 2020. The Commission reviewed competition in the retail market, including potential regulatory intervention, such as new retail policies and mandated low-cost data-only plans, and wholesale wireless regulation, including wholesale access for mobile virtual network operators (MVNOs), and whether there is any need to make changes to the wholesale roaming policy.

In April 2021, the CRTC issued Wireless Review decision, Telecom Regulatory Policy CRTC 2021-130 (“TRP

2021-130”). In it, the CRTC rejected a broad MVNO regime and instead mandated facilities-based MVNO service, whereby the national wireless carriers as well as SaskTel are mandated to provision wholesale MVNO access services only to carriers holding a spectrum licence in a given service area. The terms and conditions of the facilities-based wholesale MVNO access service are still under consideration by the Commission. Rates will be determined through commercial negotiation, with recourse to CRTC Final Offer Arbitration if negotiations reach an impasse. The CRTC also held that the national wireless carriers would be required to provide seamless roaming as part of their mandated domestic wholesale roaming services used by the Company and other carriers as of April 15, 2022 and confirmed that the wholesale roaming policy applies to 5G networks. The national wireless carriers’ wholesale roaming tariffs will be reviewed to ensure the rates reflect the underlying costs associated with seamless roaming following its implementation. At that time, the CRTC will also assess the underlying costs of wholesale roaming on 5G networks. TRP 2021-130 did not mandate specific retail services but set clear expectations for the offer and promotion by the national carriers of low-cost, emergency use, and occasional use plans at specified rates. Finally, the CRTC determined that the Telecommunications Act does not give it the jurisdiction to adjudicate disputes concerning access to public places for the purpose of constructing, maintaining, and operating mobile wireless transmission facilities. On May 14, 2021, TELUS filed for leave to appeal the CRTC’s determinations related to seamless roaming and jurisdiction over access to public places relating to wireless facilities. On August 11, 2021, the FCA granted TELUS leave. Additionally, Data On Tap Inc., an MVNO operating as dotmobile, has petitioned the GIC to vary TRP 2021-130, asking it to broaden mandated MVNO access by, among other things, removing the spectrum requirements and set a maximum allowable wholesale rate.

Compliance and Enforcement and Telecom Notice of Consultation CRTC 2021-9

On January 13, 2021, the CRTC initiated a proceeding to develop a network-level blocking framework to limit botnet traffic targeting Canadians. Shaw has recommended a limited role for the CRTC. If, however, the CRTC implements more onerous obligations, this could introduce additional costs to the Company and a risk of penalties in connection with any non-compliance.

Retail Sales Practices

On February 20, 2019, the CRTC published its Report on Misleading or Aggressive Communications Retail Sales Practices and found that “a significant portion of Canadians are experiencing misleading or aggressive sales practices through all types of sales channels” in connection with their purchase of telecommunications and broadcasting services. While the Report did not result in new rules or regulatory

Management’s Discussion & Analysis Shaw Communications Inc.	31

obligations, the Report’s findings, coupled with a planned Commission examination of activities undertaken in 2020-2021 to address those findings, could lead to new measures implemented in the context of current or future proceedings. The introduction of any such measures could negatively impact our ability to serve our customers, result in cost increases for the Company and negatively impact the Company’s revenue.

Access for Wireline Network

Shaw requires access to support structures, such as poles, strand and conduits of telecommunication carriers and electric utilities, in order to deploy wireline network facilities. Under the Telecommunications Act, the CRTC has jurisdiction over support structures of telecommunication carriers, including rates for third party use. The CRTC’s jurisdiction does not extend to electrical utility support structures, which are regulated by provincial utility authorities. Shaw’s wireline network also requires access to construct facilities in roadways and other public places. Under the Telecommunications Act, Shaw may access such places with the consent of the municipality or other public authority having jurisdiction.

On December 10, 2019, the Commission initiated a review to examine “potential barriers and/or regulatory solutions to building new facilities or interconnecting to existing facilities in order to extend broadband-capable networks more efficiently into underserved areas […].” The Commission specifically requested comments on barriers such as access to affordable transport services and efficient use of support structures; how and to what extent these barriers are preventing carriers from extending transport networks and offering services in underserved regions; and proposals on potential regulatory measures to address the barriers. Final submissions were filed in March 2021, and a decision has not yet been issued. The introduction of regulatory requirements applicable to the provision of wholesale transport services in rural or remote areas could negatively impact the Company’s financial results.

Radiocommunication Act

Our Wireless division holds licences for the use of radiofrequency spectrum required to operate its mobile wireless business. Those spectrum licences are administered by ISED under the Radiocommunication Act. Spectrum use is governed by conditions of license, including license term, transferability/divisibility, technical compliance requirements, lawful interception, research and development, and mandated antenna site sharing and domestic roaming services.

Any changes to the Radiocommunications Act could impact the business practices of the Company and/or the processes governing its acquisition of new spectrum for purposes of building its wireless networks.

Wireless Spectrum Licences

The Company’s AWS-1 spectrum licences were renewed in 2019 for a 20-year term. The Company’s AWS-3 spectrum licences were issued in 2015 for a 20-year term. The 700 MHz and 2500 MHz spectrum licences that the Company purchased from Quebecor were initially issued in February 2014 and May 2015, respectively for a term of 20 years. The Company also holds other 2500 MHz licences, including those acquired at ISED’s 2018 residual auction, which were issued for a 20-year term, and the Company also acquired 600 MHz licences at ISED’s 2019 auction, which were issued for a 20-year term.

The Company’s licences come with conditions, including a variety of deployment conditions. In July 2019, ISED issued a decision in response to its consultation on a new set of smaller service areas for spectrum licensing (“Tier 5 Service Areas”) to complement ISED’s existing service areas. ISED has created Tier 5 Service Areas with the objective of encouraging additional access to spectrum within rural areas pursuant to its licensing process. Currently, none of the Company’s licences are subject to Tier 5 deployment requirements, but future licences may incorporate a requirement for deployment in such new service areas, which could lead to additional future network costs.

In March 2020, ISED released its policy and licensing framework (the “Framework”) for the 3500 MHz (3450-3650 MHz) auction, following a public consultation process in 2019. The auction commenced in June 2021, and provisional results were published on July 29, 2021. Shaw did not participate in the auction.

In May 2021, following a public consultation in 2020 on proposed revisions to the 3800 MHz band (3650-4200 MHz), ISED released its decision allowing future mobile use in the band. The band is currently used primarily to provide fixed satellite services. Existing satellite users of the spectrum in remote, satellite dependent areas of the country will be permitted to continue to operate across the band, while those in urban areas will be consolidated in the 4000-4200 MHz spectrum range and subject to a transition process that will be complete in March 2025. The details of the licensing framework for the band will be the subject of a future proceeding.

In June 2019, following a consultation in 2018, ISED released a decision allowing future mobile use in the millimetre wave bands, including 26 GHz, 28 GHz, and 38 GHz bands, as well as licence-exempt use in the 64-71 GHz bands. The details of the licensing framework for these bands will be the subject of a future proceeding.

In May 2021, ISED also released a decision confirming its intention to make 1200 MHz of spectrum in the 6 GHz band (5925-7125 MHz) available for WiFi and other unlicensed uses. Technical standards for equipment operating in the band must be developed before the spectrum becomes available for use.

32	Shaw Communications Inc. 2021 Annual Report

In August 2021, ISED commenced a consultation on the potential introduction of a new “access licensing framework” to facilitate access to unused spectrum in rural and remote areas. ISED proposes to issue Tier 5 licences on a first-come, first-served basis in areas where existing licensees have not deployed services. ISED proposes to apply this initially to the PCS (1900 MHz) and Cellular (800 MHz) bands. Among other things, the consultation also proposes to streamline the approval process for certain subordination arrangements. Although Shaw does not have spectrum in the PCS or Cellular spectrum bands, these consultations could lead to future spectrum proceedings, or future opportunities for other parties to gain access to spectrum, which could impact the Company’s competitiveness or its spectrum licences.

Access for Wireless Network

Our Wireless division’s operations depend on being able to locate and construct wireless antenna sites, which in some cases requires certain authorizations or approvals from municipalities, which vary from one municipality to another but are also subject to federal oversight. The process for such approvals can include a comprehensive consultation process related to local land use priorities and new antenna site design parameters. As noted above, the CRTC determined that the Telecommunications Act does not give it the jurisdiction to adjudicate disputes concerning access to public places for the purpose of constructing, maintaining, and operating mobile wireless transmission facilities and TELUS is appealing that aspect of the decision at the FCA.

The Wireless division also uses arrangements whereby it co-locates its antennae equipment on towers and/or sites owned and operated by third party tower and/or site providers and the three national wireless carriers. Pursuant to the conditions of their spectrum licences and the CRTC’s policy framework for wholesale wireless services, the three national wireless carriers must allow competitors, including Freedom Mobile and Shaw Mobile, to co-locate equipment at these locations. However, the application and approval process for the sharing of towers is lengthy, and the ISED and CRTC processes that are available to enforce the existing rules can also be challenging and time consuming. The CRTC’s review of mobile wireless services included a focus on reducing barriers to infrastructure deployment and whether any further regulatory measures are required to reduce barriers to the deployment of wireless infrastructure. In the CRTC’s review of mobile wireless services, the Commission indicated that it would examine issues associated with access to various types of infrastructure in order to deploy wireless networks and whether changes should be made to the Commission’s existing rules to facilitate such access. In its Wireless Review decision (TRP 2021-130), the CRTC determined that it did not need to take any additional action in relation to tower and site sharing at this time.

Copyright Act

Canada’s Copyright Act accords the creators and owners of content various rights to authorize and/or be remunerated for the use and performance of their works, including, in some instances, by BDUs. In addition, the Copyright Act creates certain exceptions that permit the use of copyrighted works without the authorization or remuneration of rights holders.

New or Potential Legislative Changes

Any amendments to the Copyright Act that modify the terms and conditions applicable to the use of content, including new rights or the scope of flexibility pursuant to existing exceptions; or impose new obligations on intermediaries, such as telecommunications service providers, could create increased fees and negatively impact the business practices of the Company, as well as the Company’s ability to serve its customers.

Potential for New or Increased Fees

In August 2017, the Copyright Board issued a decision interpreting the scope and meaning of the “making available” provision (section 2.4(1.1) of the Copyright Act). The Copyright Board determined that as a result of section 2.4(1.1), the mere making available of a work on a server for the purpose of later streaming or downloading of the work by the public is an event for which a tariff is payable, expanding the scope of the performance right and the Society of Composers, Authors and Music Publishers of Canada’s (SOCAN) entitlement to royalties. In September 2017, the Company, along with a number of other broadcasting and Internet companies, filed an application for judicial review, arguing that the Copyright Board’s interpretation of the “making available” provision was erroneous. In June 2020, the FCA overturned the Copyright Board’s interpretation. On November 12, 2020, SOCAN and Music Canada (collectively, the “Applicants”) filed an application for leave to appeal to the Supreme Court of Canada (SCC). On April 21, 2021, leave to appeal was granted to the Applicants. If the SCC restores the Copyright Board’s interpretation, it could lead to new claims by rights holders in connection with Company technologies that facilitate downloading.

Judicial Review of the Distant Signal Retransmission Tariff Rates (2014-2018)

On December 18, 2018, the Copyright Board released a rate decision for the Distant Signal Retransmission Tariff for the past tariff period of 2014-2018, inclusive, which introduced a rate increase that applied retroactively, and established an interim tariff for 2019 based on the 2018 rate. Both the Copyright Collective of Canada (the “Collectives”) and Objectors filed a Notice of Application for judicial review with the FCA on November 4, 2019. On July 23, 2021, the FCA dismissed the Objectors’ application on all grounds, and

Management’s Discussion & Analysis Shaw Communications Inc.	33

granted the Collectives’ application on two grounds, for the years 2016-2018. The SCC application for leave to appeal the FCA decision was filed on September 29, 2021. If the FCA’s decision is upheld, the Company could become subject to significantly increased royalty rates for the 2016-2018 period, pursuant to a redetermination of the rates by the Copyright Board.

Privacy and Anti-Spam Legislation

Privacy Legislation

The Personal Information Protection and Electronic Documents Act (Canada) (PIPEDA) is Canada’s federal privacy law regulating the collection, use, and disclosure of personal information in Canada by a federally regulated organization in the private sector. The Company has established a privacy policy and its internal privacy processes in accordance with PIPEDA.

On November 17, 2020, the Minister of Innovation, Science and Industry introduced Bill C-11 – the Digital Charter Implementation Act (“DCIA”), which was intended to replace PIPEDA. Bill C-11 was comprised of two parts: (1) the Consumer Privacy Protection Act (the “CPPA”), which established protections and parameters for the collection, use and disclosure of personal information (“PI”), including enhanced rights for individuals with respect to their privacy and data; enhanced accountabilities for organizations with respect to consent gathering and data usage; and significant penalties (up to 5% of an organization’s gross revenue the previous year) for breaches of rights and responsibilities; and (2) the Personal Information and Data Protection Tribunal Act (the “PIDPTA”), which created a new administrative tribunal to oversee enforcement of the CPPA. As of the prorogation of the 43rd Parliament on August 15, 2021, Bill C-11 remained in Second Reading before the House of Commons. The Liberals’ election platform indicated that if re-elected, they would move forward with legislation to implement Canada’s Digital Charter, strengthen privacy protections for consumers and introduce new rules applicable to the online marketplace.

Changes to privacy laws and regulations resulting from the reinstatement and passage of Bill C-11 or introduction of a new privacy bill, will require the Company to incur costs to adjust its policies and practices related to privacy, as well as data collection, management, disposal and access practices. Such changes could: result in significant new costs payable by the Company to ensure compliance; limit the Company’s ability to utilize data in support of its business, as well as preserve and expand its customer base; and expose the Company to the risk of significant penalties and claims (including pursuant to a proposed right of private action) in connection with any non-compliance.

Canada’s Anti-Spam Legislation (CASL)

CASL sets out a comprehensive regulatory regime regarding online commerce, including requirements to obtain consent prior to sending commercial electronic messages and installing computer programs. CASL is administered primarily by the CRTC, and non-compliance may result in fines of up to $10 million. The Company maintains internal practices and policies to facilitate compliance with CASL.

Environmental matters

Shaw’s operations are subject to environmental regulations, including those related to electronic waste, printed paper and packaging. A number of provinces have enacted regulations providing for the diversion of certain types of electronic and other waste through product stewardship programs (PSP). Under a PSP, companies who supply designated products in or into a province are required to participate in or develop an approved program for the collection and recycling of designated materials and, in some cases, pay a per item fee. Such regulations have not had, and are not expected to have, a material effect on the Company’s earnings or competitive position.

34	Shaw Communications Inc. 2021 Annual Report

KEY PERFORMANCE DRIVERS

Shaw measures the success of its strategies using a number of key performance drivers which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Financial Measures

Revenue

Revenue is a measurement determined in accordance with International Financial Reporting Standards (IFRS). It represents the inflow of cash, receivables or other consideration arising from the sale of products and services. Revenue is net of items such as trade or volume discounts, agency commissions, and certain excise and sales taxes. It is the base on which free cash flow, a key performance driver, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating growth in a competitive market place.

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure requirements may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in financial statements. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance or liquidity prescribed by IFRS. The following contains a description of the Company’s use of non-GAAP financial measures and additional GAAP measures and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before items such as restructuring costs, other gains (losses), amortization (a non-cash expense), taxes and interest. Adjusted EBITDA is one measure used by the investing community to value the business.

Management’s Discussion & Analysis Shaw Communications Inc.	35

Adjusted EBITDA has no directly comparable GAAP financial measure. Alternatively, the following table provides a reconciliation of net income to adjusted EBITDA:

	Year ended August 31,
(millions of Canadian dollars)	2021	2020	Change%

Net Income	986	688	43.3

Add back (deduct):

Restructuring costs	14	14	—

Amortization:

Deferred equipment revenue	(11)	(16)	(31.3)

Deferred equipment costs	47	65	(27.7)

Property, plant and equipment, intangibles and other	1,183	1,168	1.3

Amortization of financing costs – long-term debt	2	3	(33.3)

Interest expense	231	274	(15.7)

Other gains (losses)	2	16	(87.5)

Current income tax expense	30	120	(75.0)

Deferred income tax expense (recovery)	16	59	(72.9)

Adjusted EBITDA	2,500	2,391	4.6

Adjusted EBITDA margin

Adjusted EBITDA margin is a non-GAAP ratio that is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is also one of the measures used by the investing community to value the business.

	Year ended August 31,
	2021	2020	Change%

Wireline	49.6%	48.3%	2.7

Wireless	30.9%	28.9%	6.9

Combined Wireline and Wireless	45.4%	44.2%	2.7

Net debt

The Company uses this measure to perform valuation-related analysis and make decisions about the Company’s capital structure. We believe this measure aids investors in analyzing the value of the business and assessing our leverage. Refer to “Liquidity and Capital Resources” for further detail.

Net debt leverage ratio

The Company uses this non-GAAP ratio to determine its optimal leverage ratio. Refer to “Liquidity and Capital Resources” for further detail.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders.

Free cash flow is comprised of adjusted EBITDA and then deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, interest on lease liabilities, lease payments relating to lease liabilities, dividends paid on the preferred shares, and recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense or recovery.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow, including adjusted EBITDA, continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

36	Shaw Communications Inc. 2021 Annual Report

Free cash flow is calculated as follows:

	Year ended August 31,
(millions of Canadian dollars)	2021	2020	Change %

Revenue

Consumer	3,665	3,683	(0.5)

Business	584	567	3.0

Wireline	4,249	4,250	—

Service	891	815	9.3

Equipment	381	351	8.5

Wireless	1,272	1,166	9.1

	5,521	5,416	1.9

Intersegment eliminations	(12)	(9)	33.3

	5,509	5,407	1.9

Adjusted EBITDA

Wireline	2,107	2,054	2.6

Wireless	393	337	16.6

	2,500	2,391	4.6

Capital expenditures and equipment costs (net):(1)

Wireline	723	815	(11.3)

Wireless	280	296	(5.4)

	1,003	1,111	(9.7)

Free cash flow before the following	1,497	1,280	17.0

Less:

Interest on debt and provisions	(183)	(223)	(17.9)

Interest on lease liabilities	(45)	(44)	2.3

Cash taxes	(194)	(148)	31.1

Lease payments relating to lease liabilities	(110)	(112)	(1.8)

Other adjustments:

Non-cash share-based compensation	2	2	–

Pension adjustment	2	1	100.0

Preferred share dividends	(8)	(9)	(11.1)

Free cash flow	961	747	28.6

(1)	Per Note 26 to the audited Consolidated Financial Statements.

Management’s Discussion & Analysis Shaw Communications Inc.	37

Statistical Measures

Subscriber counts (or Revenue Generating Units (RGUs))

The Company measures the count of its subscribers in its Consumer, Business, and Wireless divisions.

In the Consumer and Business divisions, Wireline Video subscribers include residential customers, multiple dwelling units (MDUs) and commercial customers. A residential subscriber who receives at a minimum, basic cable service, is counted as one subscriber. In the case of MDUs, such as apartment buildings, each tenant with a minimum of basic cable service is counted as one subscriber, regardless of whether invoiced individually or having services included in the individual’s rent. Each building site of a commercial customer (e.g., hospitals, hotels or retail franchises) that is receiving at a minimum, basic cable service, is counted as one subscriber. Video satellite subscribers are counted in the same manner as Wireline Video customers except that it also includes seasonal customers who have indicated their intention to reconnect within 180 days of disconnection. Internet customers include all modems on billing and Phone includes all phone lines on billing. All subscriber counts exclude complimentary accounts but include promotional accounts.

Consumer and Business divisions’ RGUs represent the number of products sold to customers and includes Video (cable and Satellite subscribers), Internet customers, and Phone lines. As at August 31, 2021 these combined divisions had approximately 5.0 million RGUs.

In the Wireless division, a recurring subscriber or RGU (e.g., cellular phone, smartphone, tablet, mobile Internet device) has access to the wireless network for voice and/or data communications, whether prepaid or postpaid. Prepaid subscribers include RGUs where the account is within 90 days of the prepaid credits expiring. As at August 31, 2021 the Wireless division had approximately 2.1 million RGUs.

Refer to “Subscriber Highlights” on page 11 for more information on this measure.

Wireless Postpaid Churn

Wireless postpaid subscriber or RGU churn (“postpaid churn”) measures success in retaining subscribers. Wireless postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred.

Postpaid churn of 1.41% in fiscal 2021 was comparable to 1.40% in fiscal 2020.

Wireless average billing per subscriber unit (ABPU)

Wireless ABPU is a supplementary financial measure and industry metric that is useful in assessing the operating performance of a wireless entity. We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit for service on a monthly basis. ABPU helps us to identify trends and measures the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding allocations to wireless service revenue under IFRS 15) divided by the average number of subscribers on the network during the period and is expressed as a rate per month.

In fiscal 2021, ABPU decreased 6.8% to $41.15 compared to $44.13 in the prior year. The ABPU decrease reflects the increased number of customers that are subscribing to Shaw Mobile as well as reduced roaming revenue due to less travel and roaming outside of the Freedom home network resulting from the impact of the COVID-19 pandemic.

Wireless average revenue per subscriber unit per month (ARPU)

Wireless ARPU is a supplementary financial measure that is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. ARPU also helps to identify trends and measure the Company’s success in attracting and retaining higher-value subscribers.

In fiscal 2021, ARPU decreased 4.1% to $37.35 compared to $38.95 in the prior year. The ARPU decrease reflects the increased number of customers that are subscribing to Shaw Mobile as well as reduced roaming revenue due to less travel and roaming outside of the Freedom home network resulting from the impact of the COVID-19 pandemic.

38	Shaw Communications Inc. 2021 Annual Report

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepared its Consolidated Financial Statements in accordance with IFRS as issued by the International Accounting Standards Board (IASB). An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity, and trends. Refer to Note 2 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under IFRS and how they affect the amounts reported in the Consolidated Financial Statements and accompanying notes. The following is a discussion of the Company’s critical accounting policies.

Revenue and expense recognition

The identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts requires judgment. For bundled arrangements, we account for individual products and services when they are separately identifiable, and the customer can benefit from the product or service on its own or with other readily available resources. The Company has multiple deliverable arrangements consisting of upfront fees (subscriber connection fee revenue and/or customer premise equipment revenue) and related subscription revenue. The Company determined that the upfront fees charged to customers do not constitute separate performance obligations; therefore, these revenue streams are assessed as an integrated package.

Revenue is considered earned as services are performed, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from Video, Internet, Phone, DTH, and Wireless customers includes subscriber revenue earned as services are provided. The revenue is considered earned as the period of service relating to the customer billing elapses. In addition to monthly service plans, the Company also offers multi-year service plans in which the total amount of the contractual service revenue is accounted for on a straight-line basis over the term of the plan.

When a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as its earned.

Subscriber connection fee revenue

Connection fees have no standalone value to the customer separate and independent of the Company providing additional subscription services, therefore the connection fee revenue must be deferred as contract liabilities and recognized systematically over the periods that the subscription services are earned. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered its customer churn rate and other factors, such as competition from new entrants, to determine the deferral period of three years for Wireline customers and two years for Wireless customers.

Subscriber connection and installation costs

The costs of physically connecting a new home are capitalized as part of the Company’s distribution system as the service potential of the distribution system is enhanced by the ability to generate future subscriber revenue. Costs of disconnections are expensed as incurred as the activity does not generate future revenue.

Costs incurred to obtain or fulfill a contract

The incremental costs to obtain or fulfill a contract with a customer are deferred and amortized into operating expenses over their expected period of benefit to the extent they are recoverable. These costs include certain commissions paid to internal and external representatives that we expect to be recoverable. Determining the deferral criteria for these costs requires us to make significant judgments.

Customer premise equipment revenue and costs

Customer premise equipment available for sale, which generally includes DTH equipment, has no standalone value to the customer separate and independent of the Company providing additional subscription services. Therefore, the equipment revenue is deferred and recognized systematically over the periods that the subscription services are earned. As the equipment sales and the related subscription revenue are considered one transaction, recognition of the equipment revenue commences once the subscriber service is activated. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered various factors including customer churn, competition from new entrants, and technology changes to determine the deferral period of three years.

In conjunction with equipment revenue, the Company also incurs incremental direct costs which include equipment and related installation costs. These direct costs cannot be separated from the undelivered subscription service included in the multiple deliverable arrangement. Under IAS 2 “Inventories,” these costs represent inventoriable costs and are deferred and amortized over the period of three years, consistent with the recognition of the related equipment

Management’s Discussion & Analysis Shaw Communications Inc.	39

revenue. The equipment and installation costs generally exceed the amounts received from customers on the sale of equipment (the equipment is sold to the customer at a subsidized price). The Company defers the entire cost of the equipment, including the subsidy portion, as it has determined that this excess cost will be recovered from future subscription revenues and that the investment by the customer in the equipment creates value through increased retention.

Shaw Business installation revenue and expenses

The Company also receives installation revenues in its Shaw Business operation on contracts with commercial customers which are deferred and recognized as revenue on a straight-line basis over the related service contract, generally spanning two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

Wireless equipment revenue

Revenue for performance obligations satisfied at a point in time is recognized when control of the item or service transfers to the customer. Revenue from the direct sale of equipment to subscribers or dealers is recognized when the equipment is delivered and accepted by the subscribers or dealers.

For bundled arrangements (i.e., wireless handsets and voice and data services), items are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. Stand-alone selling prices are determined using observable prices adjusted for market conditions and other factors, as appropriate. The Company offers a discretionary wireless handset discount program, whereby the subscriber earns the applicable discount by maintaining services with the Company, such that the receivable relating to the discount at inception of the transaction is reduced over a period of time. This discount is allocated proportionately between the equipment and service revenue, with the equipment discount recognized when the handset is delivered and the corresponding service discount is classified as a contract asset. The contract asset is reduced on a straight-line basis over the period which the discount is forgiven to a maximum of two years with an offsetting reduction to service revenue.

The Company also offers a plan allowing customers to receive a larger up-front handset discount than they would otherwise qualify for if they pay a predetermined incremental charge to their existing service plan on a monthly basis. The charge is billed on a monthly basis but is recognized as revenue when the handset is delivered and accepted by the subscriber. The amount receivable is classified as part of other current or non-current receivables, as applicable, in the Consolidated Statements of Financial Position.

Income statement classification

The Company distinguishes amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities on its income statement. Equipment revenue and costs are deferred and recognized over the anticipated term of the related future revenue (i.e., the monthly service revenue) with the period of recognition spanning three to five years. As a result, the amortization of deferred equipment revenue and deferred equipment costs are non-cash items on the income statement, similar to the Company’s amortization of deferred indefeasible right to use (IRU) revenue, which the Company also segregates from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases customer premise equipment at the commencement of the customer relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, the segregated presentation provides a clearer distinction within the income statement between cash and non-cash activities and between up-front and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

Allowance for doubtful accounts

A significant portion of the Company’s revenues are earned from selling on credit to individual subscribers. Because there are some customers who do not pay their debts, selling on credit necessarily involves credit losses. The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. In determining its estimate, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. The estimated allowance required is a matter of judgment and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foreseen, such as future business, personal and economic conditions. Conditions causing deterioration or improvement in the aging of accounts receivable and collections will increase or decrease bad debt expense.

Leases

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the lease liabilities and the valuation of right-of-use assets.

In determining whether a contract contains a lease, the Company makes judgments in determining whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use, and whether the Company has the right to direct the use of the identified asset.

40	Shaw Communications Inc. 2021 Annual Report

In determining the contract term, the Company makes judgments in determining the non-cancellable period of the lease and the impact to the term of any options in the contract including options to extend or terminate the lease and whether or not the Company is reasonably certain to exercise these options.

When determining the interest rate used for discounting future cash flows the Company uses the incremental borrowing rate unless the rate implicit in the lease is readily determinable. The determination of the incremental borrowing rate is derived from publicly available rates and adjusted for lease terms. A single incremental borrowing rate is applied to a portfolio of leases with similar characteristics.

Property, plant and equipment and other intangibles – capitalization of direct labour and overhead

The cost of property, plant and equipment and other intangibles includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The Company capitalizes direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they are directly attributable to the acquisition, construction, development or betterment of the networks or other intangibles. Repairs and maintenance expenditures are charged to operating expenses as incurred.

Direct labour and overhead costs are capitalized in three principal areas:

1.

Corporate departments such as Technology, Operations, Products, and Supply Chain (TOPS): TOPS is involved in overall planning and development of the Video/Internet/Phone/Wireless infrastructure. Labour and overhead costs directly related to these activities are capitalized as the activities directly relate to the planning and design of the construction of the distribution system. In addition, TOPS devotes considerable efforts towards the development of systems to support Phone, WiFi, and projects related to new customer management, billing, and operating support systems. Labour costs directly related to these and other projects are capitalized.

2.

Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the Cable/Internet/Phone infrastructure: Labour and overhead costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of the distribution system. Capital projects include, but are not limited to, new subdivision builds, increasing network capacity by reducing the number of homes fed from each node, and upgrades of plant capacity and the WiFi build.

3.	Subscriber-related activities such as installation of new drops and Internet and Phone services: The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of capital assets (e.g., wiring, software) which enhance the service potential of the distribution system through the ability to earn future revenues. Costs associated with service calls, collections, disconnects, and reconnects that do not involve the installation of a capital asset are expensed.

Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.

The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, a significant portion of labour and direct overhead of the cable regional construction departments is capitalized as a result of the nature of the activity performed by those departments. Capitalization is also based on piece rate work performed by unit-based employees which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split.

Amortization policies and useful lives

The Company amortizes the cost of property, plant and equipment and other intangibles over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the Company may have to shorten the estimated life of certain property, plant and equipment or other intangibles which could result in higher amortization expense in future periods or an impairment charge to write down the value of property, plant and equipment or other intangibles.

Intangibles

The excess of the cost of acquiring cable, satellite, and wireless businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights and licences, wireless spectrum licences, trademarks, brands, customer relationships, and software assets. Broadcast rights and licences, wireless spectrum licences, trademarks, and brands represent identifiable assets with indefinite useful lives.

Management’s Discussion & Analysis Shaw Communications Inc.	41

Customer relationships represent the value of customer contracts and relationships acquired in a business combination and are amortized on a straight-line basis over their estimated useful lives ranging from 4 – 15 years.

Software that is not an integral part of the related hardware is classified as an intangible asset. Internally developed software assets are recorded at historical cost and include direct material and labour costs as well as borrowing costs on qualifying assets. Software assets are amortized on a straight-line basis over estimated useful lives ranging from 3 – 10 years. The Company reviews the estimates of lives and useful lives on a regular basis.

Asset impairment

The Company tests goodwill and indefinite-life intangibles for impairment annually (as at February 1) and when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of each cash-generating unit (CGU) is determined based on the higher of the CGU’s fair value less costs to sell and its value in use. A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are Cable, Satellite, and Wireless. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The results of the impairment tests are provided in Note 9 to the Consolidated Financial Statements.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment, primarily in respect of wireless and transmitter sites. This cost is amortized on the same basis as the related asset. The timing or amount of the outflow is subject to estimation and judgment. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as interest expense. The discount rates applied are subsequently adjusted to current rates as required at the end of reporting periods. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

Employee benefit plans

As at August 31, 2021, Shaw had non-registered defined benefit pension plans for key senior executives and designated executives. The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the discount rate and rate of compensation increase. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The differences between actual and assumed results are immediately recognized in other comprehensive income/loss. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected to be needed to settle employee benefit obligations and is also used to calculate the interest income on plan assets. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is reviewed and adjusted as changes are required. The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

(millions of Canadian dollars)	Accrued Benefits Obligation at End of Fiscal 2021	Pension Expense Fiscal 2021

Weighted Average Discount Rate – Non-registered Plans	3.10%	2.70%

Impact of: 1% decrease – Non-registered Plans	$72	$2

Deferred income taxes

The Company has recognized deferred income tax assets and liabilities for the future income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized in respect of losses of certain of the Company’s subsidiaries. The deferred income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse or the tax losses are expected to be utilized. Realization of deferred income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences are deductible. The Company has evaluated the likelihood of realization of deferred income tax assets based on forecasts of taxable income of future years, existing tax laws and tax planning strategies. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax planning strategies could result in future impairment of these assets.

Commitments and contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities. Contractual and other commercial obligations primarily relate to network fees and agreements for use of transmission facilities in the normal course of business.

42	Shaw Communications Inc. 2021 Annual Report

RELATED PARTY TRANSACTIONS

Related party transactions are reviewed by Shaw’s Corporate Governance and Nominating Committee, consisting of independent directors. The following sets forth certain transactions in which the Company is involved.

Corus

The Company and Corus Entertainment Inc. (“Corus”) are subject to common voting control. In fiscal 2020 and fiscal 2021, network, advertising, and programming fees were paid to various Corus subsidiaries. The Company also provided uplink of television signals, programming content, Internet services and lease of circuits to various Corus subsidiaries.

Burrard Landing Lot 2 Holdings Partnership

The Company has a 33.33% interest in Burrard Landing Lot 2 Holdings Partnership (the “Partnership”). During fiscal 2021, the Company paid the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, British Columbia, is the Company’s headquarters for its lower mainland British Columbia operations.

Key management personnel and Board of Directors

Key management personnel consist of the most senior executive team and along with the Board of Directors have the authority and responsibility for directing and controlling the activities of the Company. In addition to compensation provided to key management personnel and the Board of Directors for services rendered, the Company transacts with companies related to certain Board members primarily for the purchase of remote control units, network programming, collections, and installation of equipment.

Refer to Note 29 to the Consolidated Financial Statements for further related party transaction detail.

Management’s Discussion & Analysis Shaw Communications Inc.	43

NEW ACCOUNTING STANDARDS

Shaw has adopted or will adopt a number of new accounting policies as a result of recent changes in IFRS as issued by the IASB. The ensuing discussion provides additional information as to the date that Shaw is or was required to adopt the new standards, the methods of adoption permitted by the standards, the method chosen by Shaw, and the effect on the financial statements as a result of adopting the new policies. The adoption or future adoption of these accounting policies has not and is not expected to result in changes to the Company’s current business practices.

Standards, interpretations and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and interpretations that have been issued but are not yet effective. The following pronouncements are being assessed to determine the impact on the Company’s results and financial position but the impacts are not expected to be material:

•	Proceeds before Intended Use (Amendments to IAS 16, Property, Plant and Equipment) was amended to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing the asset to capable operations. These amendments are required to be applied for annual periods commencing on or after January 1, 2022, however earlier application is permitted.

•	Onerous Contracts – Costs of Fulfilling a Contract (Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets) was amended to clarify which costs should be included in determining the cost of fulfilling a potential onerous contract. These amendments are required to be applied for annual periods commencing on or after January 1, 2022, however earlier application is permitted.

•	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1, Presentation of Financial Statements) was amended to clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specifies that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. The amendments are effective January 1, 2023 with early application permitted. The amendments are required to be adopted retrospectively.

RISK MANAGEMENT

In the normal course of our business activities, the Company is subject to risks. The purpose of risk management is to manage and mitigate risk, rather than to eliminate risk. The Company is committed to continually strengthening our risk management capabilities to protect and enhance value.

Risk Governance and Oversight

The Board of Directors has overall risk governance and oversight responsibilities. Specifically, the Board is responsible for identifying and assessing the principal risks inherent in the business activities of the Company and ensuring that management takes all reasonable steps to implement appropriate systems to manage such risks. The Board of Directors has delegated elements of its risk oversight responsibilities to specific Board committees. The Audit Committee is responsible for: (1) overseeing the Company’s processes for identifying, assessing, and managing risks; and (2) ensuring that management implements and maintains effective internal controls and procedures for identifying, assessing and managing the principal risks to the Corporation and its business. In addition, the Human Resources and Compensation Committee is responsible for ensuring that the Company’s short, medium and long-term incentive plans do not incent risk-taking beyond the Company’s risk tolerance.

Responsibilities for Risk Management

Responsibility for risk management is shared across our organization. Each department’s operating management, led by the Company’s executive team, have integrated controls and risk management practices into day-to-day activities and decision-making processes. We have risk management and compliance functions across the organization such as Finance, Privacy, Security and Risk, Legal and Regulatory, and Technology Risk and Compliance. The Internal Audit and Advisory Services (IA&AS) department provides independent and objective audit and advisory services to evaluate and improve the effectiveness of the Company’s governance, internal controls, disclosure processes, and risk management activities. The Audit Committee oversees the work of the IA&AS department and all reports issued by the IA&AS department. In addition, the IA&AS department’s annual plan is reviewed and approved by the Audit Committee.

Enterprise Risk Management

As part of its role in risk governance and oversight, the Audit Committee oversees the Enterprise Risk Management (ERM) program. The ERM program is a performance focused process designed to identify, monitor, and manage significant corporate level risks that could impact the achievement of our strategic objectives. The Company’s executives meet periodically to: (1) review and update significant corporate level risks, (2) assess such corporate level risks in terms of likelihood and magnitude of impact, (3) review the response strategy, and (4) monitor progress. The latest ERM update was provided to the Audit Committee in October 2021, with updates to be provided to the Board at least annually. The significant risks and uncertainties affecting the Company and its business are discussed under “Known Events, Trends, Risks and Uncertainties.”

44	Shaw Communications Inc. 2021 Annual Report

KNOWN EVENTS, TRENDS, RISKS AND UNCERTAINTIES

The discussion in this MD&A addresses only what management has determined to be the most significant known events, trends, risks, and uncertainties relevant to the Company, its operations, and/or its financial results. This discussion is not exhaustive. The discussion of these matters should be considered in conjunction with the “Caution Concerning Forward-Looking Statements.”

Risks Related to the Transaction

The completion of the Transaction is subject to the satisfaction or waiver of several conditions precedent

The completion of the Transaction is subject to a number of conditions precedent, some of which are outside of the control of the Company and Rogers, including receipt of the Key Regulatory Approvals, there not having occurred a Material Adverse Effect or Purchaser Material Adverse Effect (as such terms are defined in the Arrangement Agreement) and the satisfaction of certain other customary closing conditions. There can be no certainty, nor can the Company or Rogers provide any assurance, that all conditions precedent to the Transaction will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. In addition, shareholders are advised that the condition relating to the occurrence of a Purchaser Material Adverse Effect is enforceable by, and is for the benefit of, the Shaw Family Living Trust. Accordingly, the Shaw Family Living Trust, which may have interests in the Transaction different from, or in addition to, those of other shareholders, has the right to prevent or delay the completion of the Transaction should it determine that a Purchaser Material Adverse Effect has occurred.

If, for any reason, the Transaction is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Company’s securities may be materially adversely affected. In such circumstances, the Company’s business, financial condition or results of operations could also be subject to various material adverse consequences. In addition, if the Transaction is not completed, in certain circumstances, the Company may be required to pay a termination fee of $800 million to Rogers, the result of which could have a material adverse effect on the Company’s business, financial position and results of operations and its ability to fund growth prospects and current operations.

The Key Regulatory Approvals necessary to complete the Transaction may not be obtained or may only be obtained after substantial delay

To complete the Transaction, each of the Company and Rogers must make certain filings with and obtain certain consents and approvals from certain governmental and regulatory authorities. In particular, the Company and Rogers have not yet obtained the Key Regulatory Approvals, all of which are required to complete the Transaction. In addition, governmental or regulatory agencies could deny permission for, or seek to block or challenge the Transaction or the transfer or deemed transfer of specific assets, including spectrum licenses, or impose material conditions relating to the Arrangement or any such transfer. If any one of the Key Regulatory Approvals is not obtained or any applicable law is in effect which makes the consummation of the Transaction illegal, the Transaction will not be completed.

In addition, a substantial delay in obtaining the Key Regulatory Approvals could result in the Transaction not being completed. In particular, if the Transaction is not completed by March 15, 2022 (subject to an extension of up to 90 days if required to obtain the Key Regulatory Approvals), either Shaw or Rogers may terminate the Arrangement Agreement, in which case the Transaction will not be completed.

Under certain circumstances, if the Key Regulatory Approvals are not obtained or any law (that relates to one or more of the Key Regulatory Approvals or the Competition Act (Canada)) is in effect which would make the consummation of the Transaction illegal and the failure to obtain the Key Regulatory Approvals is not caused by, and is not a result of, the failure by the Company to perform in all material respects any of its covenants or agreements under the Arrangement Agreement, then Rogers is obligated to pay the $1.2 billion reverse termination amount and certain costs amounting to approximately $120 million relating to Rogers’ exercise of its right to require Shaw to redeem all of its issued and outstanding Preferred Shares on June 30, 2021. In addition, the holders of the Class A Shares and Class B Shares will not receive the consideration under the Arrangement Agreement (as the Transaction will not be completed).

The Arrangement Agreement may be terminated in certain circumstances

The Transaction may be terminated by the Company or Rogers in certain circumstances, in which case the Transaction will not be completed. Accordingly, there is no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated by the Company or Rogers prior to the completion of the Transaction. The failure to complete the Transaction could

Management’s Discussion & Analysis Shaw Communications Inc.	45

materially negatively impact the market price of Shaw’s securities. Moreover, if the Arrangement Agreement is terminated and the Company’s Board determines to pursue another merger or business combination, there is no assurance that the Company’s Board will be able to find a party willing to pay an equivalent or greater price for all of Shaw’s issued and outstanding Class A Shares and Class B Shares than the price to be paid by Rogers pursuant to the Transaction.

The failure to complete the Transaction could negatively impact the Company and have a material adverse effect on the current and future operations, financial condition and prospects of the Company

If the Transaction is not completed for any reason, there are risks that the announcement of the Transaction and the dedication of substantial resources of the Company to the completion thereof could have a negative impact on the Company’s current business relationships (including with future and prospective employees, customers, suppliers and partners) and could have a material adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company. In addition, failure to complete the Transaction for any reason could materially negatively impact the market price of Shaw’s securities.

The entering into of the Arrangement Agreement may also preclude the Company from participating in any auction by ISED for wireless spectrum licenses. If the Transaction is not completed, the inability of the Company to participate in any wireless spectrum auction and to acquire licenses thereunder could have a material adverse effect on the current and future operations, financial condition and prospects of the Company.

The Company will incur significant costs and, in certain circumstances, may be required to pay a Termination Fee

Certain costs relating to the Transaction, such as legal, accounting, tax and financial advisory fees, must be paid by the Company even if the Transaction is not completed. In addition, if the Transaction is not completed for certain reasons, the Company may be required to pay a termination fee of $800 million to Rogers, the result of which could have a material adverse effect on the Company’s business, financial position and results of operations and its ability to fund growth prospects and current operations.

The Transaction may divert the attention of management of the Company, impact the Company’s ability to attract or retain key personnel or impact the Company’s third-party business relationships

The Transaction could cause the attention of the Company’s management to be diverted from the day-today operations of the Company. These disruptions could be exacerbated by a delay in the completion of the Transaction and could have an adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company. Because the completion of the Transaction is subject to uncertainty, officers and employees of the Company may experience uncertainty about their future roles with the Company, which may adversely affect the Company’s ability to attract or retain key management and personnel in the period until the completion or termination of the Transaction.

In addition, third parties with which the Company currently has business relationships or may have business relationships in the future, including industry partners, regulators, customers and suppliers, may experience uncertainty associated with the Transaction, including with respect to current or future relationships with the Company or Rogers. Such uncertainty could have a material and adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company.

The Arrangement Agreement contains certain restrictions on the ability of the Company to conduct its business

Under the Arrangement Agreement, the Company must generally use its reasonable best efforts to conduct its business in the ordinary course and, prior to the completion of the Transaction or the termination of the Arrangement Agreement, the Company is subject to certain covenants which restrict it from taking certain actions without the prior consent of Rogers and which require it to take certain other actions. In either case, such covenants may delay or prevent the Company from pursuing business opportunities that may arise or preclude actions that would otherwise be advisable if the Company were to remain a standalone entity.

The financing of the Transaction

Although the Arrangement Agreement does not contain a financing condition and Rogers has received the debt commitment letter to provide for the debt financing in order to finance the Transaction, the obligation of the lenders under the debt commitment letter to provide the debt financing is subject to certain limited conditions. In the event that the Transaction cannot be completed due to the failure of Rogers to obtain financing required to close the

46	Shaw Communications Inc. 2021 Annual Report

Transaction either because the limited conditions to the financing are not satisfied or other events arise which prevent Rogers from consummating the debt financing, the Company expects that Rogers may be unable to fund the consideration required to complete the Transaction, in which case Rogers will be required to pay a reverse termination fee of $1.2 billion to the Company and certain costs amounting to approximately $120 million relating to Rogers’ exercise of its right to require Shaw to redeem all of its issued and outstanding Preferred Shares on June 30, 2021. In addition, the holders of the Class A Shares and Class B Shares will not receive the consideration under the Arrangement Agreement (as the Transaction will not be completed).

Coronavirus (COVID-19)

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” continues to have worldwide impacts. Since being recognized by the World Health Organization as a pandemic on March 11, 2020, governments worldwide have enacted emergency measures to contain the spread of the virus. These measures, which include the implementation of border closures, travel bans, self-imposed quarantine periods, self-isolation, physical and social distancing, vaccine passports and the closure (or capacity reduction) of businesses, have caused material disruption to businesses in Canada and globally which has resulted in an uncertain and challenging economic environment. The pandemic’s impact on the global debt and equity capital markets caused governments and central banks to react with significant monetary and fiscal interventions designed to stabilize economic conditions. While certain interventions have been lifted, others remain in place, have been re-instated or may yet be re-instated as the pandemic continues to threaten the health of Canadians.

It is unknown at this time as to the long-term efficacy of COVID-19 vaccines and the duration of government interventions against the COVID-19 virus and potential variants. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may, directly or indirectly, materially and adversely affect the Company’s operations, financial results, and condition in future periods are also subject to significant uncertainty. Such risks include, but are not limited to:

•	issues delivering the Company’s products and services due to employee illness, Company or government-imposed isolation programs, restrictions on the movement of personnel, retail store closures/re-openings and supply chain disruptions;

•	impacts on the availability of components and electronics due to global silicon (microprocessor) supply shortages and logistical/transport issues, impacting our ability to obtain inventory, including customer premise and network equipment;
•	significant additional capital expenditures and the availability of resources required to maintain, upgrade or expand our networks in order to accommodate substantially increased network usage while large numbers of our customers continue working from home;

•	uncertainty associated with costs, delays and availability of resources required to complete major maintenance and expansion projects on time and budget;

•	significant lost revenue in our Shaw Business segment due to the significant economic challenges that our enterprise, small and medium sized business customers are facing due to the impact of the COVID-19 pandemic;

•	impacts on the availability of, and therefore our ability to provide, the content and programming our customers expect;

•	uncertainty associated with the costs and availability of resources required to provide the appropriate/required levels of service to our customers through our digital and self-serve platforms;

•	a material reduction in demand for, or profitability of, our products or services, acceleration in cord cutting or cord shaving by our customers, or increase in delinquent or unpaid bills, due to job losses and associated financial hardship;

•	the impact of additional legislation, regulation and other government interventions in response to the COVID-19 pandemic;

•	the impact of the withdrawal of COVID-19 related government support programs on customers’ demand or ability to pay for our products and services;

•	the negative impact on global debt and equity capital markets, including the trading price of the Company’s securities;

•	the inability to access capital markets at a reasonable cost; and

•	the potential impairment of long-lived assets.

Any of these risks, and others, could have a material adverse effect on our business, operations, capital resources, and/or financial results of operations.

The severity and duration of impacts from the COVID-19 pandemic remain uncertain and management continues to focus on the safety of our people, most of whom continue to work from home, providing reliable connectivity to our customer base, compliance with guidelines and requirements issued by various health authorities and government organizations, and continuity of other critical business operations. In fiscal 2020, we temporarily closed retail locations nationally (with the exception of a limited

Management’s Discussion & Analysis Shaw Communications Inc.	47

number of street front stores that remained open to provide urgent customer support). As at the date of this MD&A, substantially all of the Company’s retail stores are open for business

The COVID-19 pandemic continues to evolve and as governments reduce, lift or reimpose emergency measures and interventions, the Company’s focus continues to be on the safety and health of its employees, the reliability of its facilities-based network and responsiveness to its customers. The Company’s return to workplace plan, designed to effect the gradual and safe re-introduction of employees to the workplace, continues to be evaluated and will be implemented in phases as government-imposed restrictions on businesses and individuals are lifted.

In order to address the health and safety of its employees returning to work, the Company has or will put in place many new protocols, including vaccination requirements, enhanced cleaning measures, sanitization stations, and daily health and wellness self-assessments. The Company is updating employees on a frequent basis to provide information on the situation and on necessary precautions to take. We will continue to have an open dialogue with our employees and public safety and government officials at all levels, as well as key suppliers, partners, and customers.

Competition and Technological Change

Shaw operates in an open and competitive marketplace. Our businesses face competition from regulated and unregulated entities using existing or new technologies and from illegal services. In addition, the rapid deployment of technologies, services, and products has blurred the traditional lines between telecommunications, Internet and distribution services and further expands the competitive landscape. Shaw may also face competition from platforms that may gain advantages through regulatory processes. In addition, the industry has experienced a general reduction in barriers to entry due to technological substitution, the development of IP networks and certain recent regulatory decisions.

While Shaw continually seeks to strengthen its competitive position through investments in infrastructure, technology and customer service and through acquisitions, there can be no assurance that these investments will maintain Shaw’s market share or performance in the future. New technologies in the industry may evolve faster than the historical investment cycle, potentially resulting in additional capital investments not currently planned and shorter useful lives for certain of Shaw’s existing assets. New products or services introduced into the marketplace may reduce demand for Shaw’s existing products and services or exert downward pricing pressure on Shaw’s offerings.

The following developments in the competitive environment, trends, risks and/or uncertainties specific to areas of our business may have a material adverse effect on Shaw and its reputation, as well as its operations and/or its financial results. In each case, the competitive events, trends, risks and/or uncertainties may increase or continue to increase. Competition for new subscribers and retention of existing subscribers (churn reduction) may require substantial promotional activity and increase our cost of customer acquisition, decrease our ABPU, ARPU or all of these metrics. We expect that competition, including aggressive discounting practices by competitors to gain market share, is likely to continue to increase for all our businesses.

Consumer Internet

Shaw competes with different types of ISPs offering residential Internet access including traditional telephone companies, wireless providers and independent ISPs making use of wholesale services to provide Internet access in various markets. In urban areas competition from traditional telephone companies is increasing as they near completion on their FTTP builds, while in rural areas, new entrants leveraging Low Earth Orbit (LEO) satellite technology are offering additional connectivity options. Wireless technology, both LTE and 5G, is also becoming more broadly used for fixed wireless services, as well as through mobile hotspot or tethering features. While Shaw continues to invest in technology and infrastructure to improve its consumer Internet offerings, there can be no assurance that such investments will be sufficient to maintain or enhance the Company’s competitive position with respect to new or emerging technologies.

Shaw expects that consumer demand for higher Internet access speeds and greater bandwidth will continue to be driven by bandwidth-intensive applications including streaming video, digital downloading, Internet-of-Things (IOT), remote work, video collaboration technology, interactive gaming, and cloud-based services. As described further under “Shaw’s Wireline Network,” Shaw continues to expand the capacity and efficiency of its wireline network to handle the anticipated increases in consumer demand for higher Internet access speeds and greater bandwidth. However, there can be no assurance that our investments in network capacity will continue to meet this increasing demand. In addition, unprecedented situations such as the COVID-19 pandemic highlighted the unpredictable nature of network traffic growth and consumer behavior.

Consumer Video

Shaw’s Consumer Video services, delivered through both our wireline and satellite platforms, compete with other distributors of video and audio signals. We also compete increasingly with unregulated OTT and offerings available over Internet connections. Continued improvements in the

48	Shaw Communications Inc. 2021 Annual Report

quality of streaming video over the Internet and the increasing availability of television shows and movies online will continue to increase competition to Shaw’s Consumer Video services. As a result, we continue to experience cord cutting and cord shaving in our traditional cable services and packages.

Consumer Phone

Shaw’s competitors for Consumer Wireline Phone services include traditional telephone companies, other wireline carriers, and Voice over Internet Protocol (VoIP) providers. In addition, households increasingly rely on wireless services in place of wireline phone services which negatively affects the business and prospects of our Consumer Wireline Phone services.

Wireless

Freedom Mobile and Shaw Mobile are relatively new entrants in the highly competitive Canadian wireless market which is characterized by three national wireless incumbent carriers and regional participants. The national wireless incumbent carriers have larger, and more diverse spectrum holdings than Shaw, as well as larger operational and financial resources than Shaw and are well established in the market. Freedom Mobile and Shaw Mobile’s ability to continue to offer and improve Wireless services and to offer new services depends on, among other factors, continued access to, and deployment of, adequate spectrum, including the ability to both renew current spectrum licences and acquire new spectrum licences (in various spectrum bands). If Freedom Mobile and Shaw Mobile cannot acquire and retain required spectrum, they may not be able to continue to offer and improve current wireless services and deploy new services on a timely basis, including providing competitive data speeds their customers want. For example, the development and utilization of 5G technology requires additional spectrum licenses. While the 5G ecosystems are expected to work on multiple frequency bands, including 600 MHz spectrum, 3500 MHz spectrum is becoming the primary band for 5G mobile coverage. Our decision not to participate in the recent 3500 MHz spectrum auction may place Shaw’s wireless business at a competitive disadvantage if Shaw is unable to acquire the spectrum resources required to launch a 5G service. As a result, Freedom Mobile and Shaw Mobile’s ability to attract and retain customers could be adversely affected. In addition, an inability to acquire and retain required spectrum could affect network quality and result in higher capital expenditures. See “Risks Related to the Transaction – The failure to complete the Transaction could negatively impact the Company and have a material adverse effect on the current and future operations, financial condition and prospects of the Company” for more information.

Our Wireless division may face increased competition from other facilities based or non-facilities based new entrants or alternate technologies, including as a result of regulatory decisions or government policies that favour certain competitive platforms. For further detail see “Government Regulations and Regulatory Developments – Telecommunications Act – CRTC Wireless Review.”

Business Services

Shaw Business competes with other telecommunications carriers in providing high-speed data and video transport and Internet connectivity services to businesses, ISPs and other telecommunications providers. The telecommunications industry in Canada is highly competitive, rapidly evolving and subject to constant change. Shaw Business’ competitors include traditional telephone companies, competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users, and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant additional competition. Competitors for the delivery of voice and unified communication services include traditional telecommunications companies, resellers and new entrants to the market leveraging new technologies to deliver services. Shaw Broadcast Services also competes in industries that are highly competitive, rapidly evolving and subject to constant change.

Information Systems and Internal Business Processes

Many aspects of the Company’s businesses depend to a large extent on various information technology (IT) systems and software, and on internal business processes. Shaw regularly undertakes initiatives to update and improve these systems and processes. Although the Company has taken steps to reduce the risks of failure of these systems and processes, there can be no assurance that potential failures of, or deficiencies in, these systems, processes or change initiatives will not have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Acquisitions, business combinations and the development and launch of new services typically require significant integration and system development efforts. The Company faces the risk that proposed IT systems or process change initiatives will not be implemented successfully, on budget, or on time. As the complexity of the Company’s systems increases, system stability and availability may be affected. Failure to implement and maintain appropriate IT systems could negatively impact Shaw’s reputation, operations and/or financial results.

Management’s Discussion & Analysis Shaw Communications Inc.	49

Cyber Security Risks

Cyber attacks continue to become more frequent and sophisticated in nature with a recent increase in telecom attacks globally. Although Shaw’s systems and network architecture are designed and operated to be secure, they are vulnerable to the risks of an unauthorized third party accessing these systems or its network. This could lead to a number of adverse consequences, including the unavailability, disruption or loss of Shaw’s services or key functionalities within Shaw’s technology systems or software; the unauthorized disclosure, corruption or loss of sensitive Company, customer or personal information; litigation, investigations, fines, and liability for failure to comply with privacy and information security laws; increased fraud; increased cyber security protection costs; and higher insurance premiums. Shaw is also exposed to information security threats as a result of actions by our customers, suppliers, third-party service providers, employees and business partners – whether maliciously or otherwise. Our insurance may not cover or be adequate to fully reimburse us for any associated costs and losses.

We continue to assess and enhance our cyber security within Shaw while we are monitoring the risks of cyber attacks and implement appropriate security policies, procedures and information technology systems to mitigate the risk of cyber attacks.

External threats to our network are constantly changing, and there is no assurance that Shaw will be able to protect its network from all future threats which may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Privacy

As part of regular business activities, Shaw collects and manages personal information in compliance with applicable laws. In order to minimize privacy risk, Shaw carries out privacy impact assessments (PIAs) and Threat Risk Vulnerability Assessments (TRVAs) on new initiatives and vendor selection processes, and we regularly conduct privacy training for all Shaw employees. Despite these practices, privacy threats continue to evolve quickly, and the Company is at risk of a breach or compromise of employee or customer data or personal information, which may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results. The Company may also face regulatory penalties and legal claims in connection with non-compliance with federal and/or provincial legislation or regulations. See “Government Regulations & Regulatory Developments – Privacy and Anti-Spam Legislation – Privacy Legislation” for more information.

Impact of Regulation

As discussed under “Government Regulations and Regulatory Developments,” a majority of our Canadian business activities are subject to: (i) government legislation, (ii) regulations and policies administered by various government departments and regulators, particularly ISED, Canadian Heritage and the CRTC, and (iii) conditions of licence imposed by ISED and/or the CRTC. Shaw’s operations, financial results, and future prospects are affected by changes in legislation, regulations, policies, and conditions of licence, including pursuant to changes in the interpretation of existing legislation, regulations and requirements contained in such conditions of licence by courts, governments, or the regulators, in particular the CRTC, ISED, Canadian Heritage, the Competition Bureau, and the Copyright Board. These changes relate to, and may have an impact on, among other things, licensing and licence renewal, spectrum holdings, products and services, operations, competition, programming carriage and terms of carriage, strategic transactions, infrastructure access, and the potential for new or increased fees or costs. All such changes in the regulatory regime may have a material adverse effect on the Company and its operations, reputation, investment capability, ability to compete, as well as the Company’s financial results and/or future prospects.

Reliance on Suppliers and Third Party Service Providers

Shaw is connected to or relies on other telecommunication carriers and certain utilities to conduct its business. Any disruption to the services provided by these suppliers, including labour strikes and other work disruptions, bankruptcies, component sourcing challenges, technical difficulties or other events affecting the business operations of these carriers or utilities may affect Shaw’s ability to operate and, therefore may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results. The advent of the COVID-19 pandemic has caused disruption to global supply chains, including those on which Shaw relies to conduct its business.

The Company sources its customer premise, capital equipment, and capital builds as well as portions of its service offerings, including network, video delivery and IT functions from certain key suppliers. While the Company has alternate sources for many of these purchases, the loss of a key supplier (or the inability of a key supplier to provide such products or services for any reason) may require us to incur additional capital expenditures for the substitution of existing products and services which could adversely affect the Company’s ability to operate, and therefore may have a material adverse effect on Shaw, its reputation, operations and/or its financial results. Additionally, our ability to obtain customer premise and network equipment is impacted by the availability of components and electronics. Shortages of

50	Shaw Communications Inc. 2021 Annual Report

these materials, such as global silicon (microprocessor), or logistical/transport issues, such as those caused by the ongoing COVID-19 pandemic, may also have a material adverse effect on Shaw or its operations.

In the course of fulfilling service arrangements, third-party service providers must ensure our information is appropriately protected and safeguarded. Failure to do so may affect Shaw through increased regulatory risk, reputational damage, and damage to customer experience.

There are a limited number of suppliers of popular mobile devices and there is a risk that the Company will not be able to maintain contracts for its existing supply of mobile devices and/or contract for the supply of new devices on commercially reasonable terms.

Shaw has access to global scale initiatives through partnerships with best-in-class service providers such as Comcast, Cisco Meraki, and Nokia to ensure that the technology we adopt and invest in is leading-edge in the global communications industry. There is a risk that the Company’s participation in such partnerships ends or that the technology roadmap of Shaw and its partners diverges, resulting in disparate strategic approaches. Such divergence may result in higher capital requirements, prolonged development timelines of new products and services, and suboptimal performance of new products and services introduced by Shaw.

Inventory

Our Wireless division’s inventory consists of devices which generally have short product lifecycles due to frequent new device introductions. The failure to effectively manage inventory levels based on product demand may increase the risk of inventory obsolescence, which could negatively impact Shaw’s operations and/or financial results.

Similar to other wireless service providers, Shaw subsidizes the cost of subscriber devices to attract customers to sign a term contract with Freedom Mobile or Shaw Mobile. Shaw also commits to a minimum subsidy per unit with certain suppliers of devices. There is a risk that Shaw may be unable to recover the costs of subsidies over the term of the customer contract which could negatively impact our business, operations, or financial results.

Network Failure

Shaw’s business may be interrupted by wireline or wireless network failures, including its own or third-party networks. Such network failures may be caused by fire damage, natural disaster, power loss, cyber attacks, human error, disabling devices, acts of war or terrorism, physical climate change impacts and other events which may be beyond Shaw’s control. In recent years we have seen an increase in the number of severe weather events, such as forest fires

(including those occurring in British Columbia during the summer of 2021) and floods, that impact our network. The Company is taking steps to mitigate the consequences of the rise in severe weather events on its networks. Despite these efforts, the Company is still subject to an increased risk of damages to its wireline and wireless networks.

As insurance premium costs are uneconomic relative to the risk of failure, Shaw self-insures its plant (underground and aerial infrastructure) in its Fibre+ network. It is likely that wireline or wireless network damage caused by any one incident would be limited by geographic area and the resulting business interruption and financial damages would also be limited. In addition, with respect to a wireline network failure, we expect the risk of loss to be mitigated as most of the backbone fibre network and much of the hybrid fibre coax, or HFC, access network is located underground.

Shaw protects its wireline and wireless networks through a number of measures, including physical and information technology security, redundancy, and ongoing maintenance and placement of insurance on our network equipment and data centres. In the past, the Company has successfully recovered from network damage caused by natural disasters without significant cost or disruption of service. To further mitigate this risk, Shaw is nearing completion on the build of multiple new diverse fibre routes across British Columbia, as well as other provinces. Additionally, to further increase the resiliency of our fibre infrastructure in areas that are prone to fire and wind damage, we are shifting construction to underground builds, where possible, rather than aerial. The new routes and underground builds, along with ongoing investments to increase the resiliency of critical infrastructure sites and the build of a hub on wheels to allow for rapid restoration from the total loss of a hubsite, will continue to increase the resiliency of Shaw’s backbone network.

Despite the steps Shaw takes to reduce the risk of wireline and wireless network failure, failures may still occur, and such failures could negatively affect levels of customer service and relationships which may have a material adverse effect on Shaw and its reputation, as well as its operations and/or financial results.

Shaw’s networks may also experience unexpected capacity pressures as a result of the impact of the COVID-19 pandemic which could negatively affect network performance and the Company’s ability to provide services. Negative impacts on network availability, speed, and consistency could have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Management’s Discussion & Analysis Shaw Communications Inc.	51

Customer Experience

Shaw’s customer loyalty, retention, and likelihood to recommend Shaw all depend on our ability to provide a seamless connectivity experience that meets or exceeds their expectations. To meet customer’s needs, the Company has modernized several aspects of its Wireline operations to better serve today’s customer, including shifting some self-serve interactions to digital platforms, while maintaining professional install and in-person technical support for customer touchpoints that improve overall satisfaction. The Company continues to simplify manual processes that improve its customers overall connectivity experience and day-to-day operations for our employees.

The complexity in our operations due to the use of multiple technology platforms, billing systems, sales channels, marketing databases as well as different rate plans, promotions, and product offerings may limit the Company’s ability to respond quickly to market changes and lead to billing, service, or other errors, which may adversely affect customer satisfaction and retention. The failure to sustain and expand customer relationships through quality products/services, and customer service could have a material adverse effect on our business, financial condition, reputation, and/or results of operations.

Shaw uses data analytics tools to perform customer segmentation, improve our offerings to customers, and support corporate decision-making. If the data behind these tools is poor or our analytical tools are not well designed, there is a risk they will not be effective in predicting our customers’ needs and wants. The realization of these risks could negatively impact our business and/or reputation.

Satellite

Shaw uses three satellites (Anik F2, Anik F3 and Anik G1) owned by Telesat to provide satellite services in our Consumer division. Effective October 1, 2019, the Company transferred its ownership interest in the 16 Anik F2 transponders, adjusted its satellite traffic on the Anik F1R and Anik F2 satellites, and renewed its capacity service agreements in place on Anik F1R, Anik F2, and Anik G1 until the effective end-of-life dates of such satellites. In connection with the Company’s digital network upgrade (DNU) program, the Company has effectively optimized satellite traffic, enabling a reduction in the total number of transponders required by the Company to conduct its business and absorbing the previous capacity leased on Anik F1R prior to this satellite reaching the end of its serviceable life in August 2021. The Company continues to assess its long term satellite capacity requirements with no assurance that replacement transponder capacity will be available or that agreements for such capacity will be entered into on favourable terms. This may have a material adverse effect on customer service and customer relationships, as well as the Company’s reputation, operations and/or financial results.

The Company does not maintain any insurance coverage for the transponders on Anik F2, Anik F3 and Anik G1 as it believes the costs are uneconomic relative to the benefit which could be otherwise derived through an arrangement with Telesat. As collateral for the transponder capacity pre-payments that were made by the Company to facilitate the construction of the satellites, the Company maintains a security interest in the transponder capacity and any related insurance proceeds that Telesat recovers in connection with an insured loss event.

The Company does not maintain business interruption insurance covering damage related to the loss of use of one or more of the transponders on the satellites as it believes that the insurance premium costs are uneconomic relative to the risk of transponder and/or satellite failure. The majority of transponder capacity is available to the Company on an unprotected, non-pre-emptible basis. The Company has the option to contract transponders with excess capacities on Anik F2, subject to availability. In the event of satellite failure, service will be restored as capacity becomes available. Restoration of satellite service on another satellite may require repositioning or re-pointing of customers’ receiving dishes, an upgrade to their video receivers or customers may require a larger dish. The Anik G1 satellite has a switch feature that allows whole channel services (transponders and available spares) to be switched from extended Ku-band to Ku-band, which provides the Company with limited back-up to restore failed whole channel services of Anik F2 or augment overall Ku-band capacity if the need arises. The Company has reserved limited access to Ku band frequencies in the 107.3 orbital location to enable the switching feature, subject to availability. Satellite failure could negatively affect levels of customer service and customer relationships and may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

The provision of Internet connectivity in rural areas by new entrants leveraging LEO satellite technology may accelerate cord cutting and/or cord shaving trends among Shaw Direct customers.

Economic Conditions

The Canadian economy is affected by uncertainty in global financial and equity markets, and slowdowns in national and/or global economic growth. Changes in economic conditions, which may differ across our regional footprint, may affect discretionary consumer and business spending, resulting in increased or decreased demand for Shaw’s product offerings. Current or future events caused by volatility in domestic or international economic conditions or a decline in economic growth may have a material adverse effect on Shaw, its operations and/or financial results. The advent of the COVID-19 pandemic has exacerbated both the uncertainty and volatility in economic growth rates.

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Programming Expenses

Expenses for video programming continue to be one of our most significant operating expenses. Costs may continue to increase, particularly for sports programming. In addition, as we add programming or distribute existing programming to more of our subscriber base, programming expenses increase. Although we have been successful at reducing the impact of these cost increases through the sale of additional services or increasing subscriber rates, there can be no assurance that we will continue to be able to do so and this may have a material adverse effect on Shaw, its operations and/or its financial results.

Roaming Agreements

Shaw and/or its wholly owned subsidiaries have entered into roaming agreements with multiple carriers in Canada and around the world to extend its national and worldwide coverage. If the Company is unable to extend its national and worldwide wireless coverage, or renew or substitute for those roaming agreements at their respective existing terms or on commercially reasonable terms, the Company may be placed at a competitive disadvantage, which could adversely affect its ability to operate its Wireless business, as well as its reputation and customer experience. In addition, if the Company is unable to renew, or substitute for, these roaming agreements on a timely basis and at an acceptable cost, its cost structure could materially increase, and, consequently, its business, prospects, revenues, financial condition, and results of Wireless operations could be adversely affected.

The three incumbent national wireless carriers are required by CRTC regulation to provide domestic wholesale roaming services to Shaw and other facilities-based wireless competitors at regulated rates. Changes to the regulated rates or other terms in the wholesale roaming policy could negatively impact the Company’s wireless financial results, growth prospects, and operational flexibility. For further detail see “Government Regulations and Regulatory Developments – Telecommunications Act – CRTC Wireless Review.”

Talent Management and Succession Planning

Shaw’s success is substantially dependent upon the retention and the continued performance of our executive officers. Many of these executive officers are uniquely qualified in their areas of expertise, making it difficult to replace their services in the short to medium term. The loss of the services of any key executives and/or employees in critical roles or inadequate processes designed to attract, develop, motivate, and retain productive and engaged employees could have a material adverse effect on Shaw, its operations and/or financial results. To mitigate this risk, the Company’s comprehensive compensation program is designed to attract, retain, motivate, and reward the executive team and key employees through aligning management’s interest with our business objectives and performance.

Furthermore, in light of the announcement of the Transaction, the Company has provided retention packages for members of the senior leadership team as well as key employees to ensure cooperation and appropriate motivation and alignment of interests of employees in connection with the Arrangement, to retain them during the interim period between the signing of the Arrangement Agreement and the closing of the Transaction, and to compensate them for additional work they will be required to perform as a result of the Transaction (in addition to the full time work they perform for the Company on a daily basis).

Labour Relations

As at August 31, 2021, approximately 5% of our employees are represented by unions under collective bargaining agreements. While the Company strives to maintain positive labour relations, we can neither predict the outcome of current or future negotiations relating to labour disputes, union representation, or renewal of collective bargaining agreements, nor be able to avoid future work stoppages, strikes, or other forms of labour protests pending the outcome of any current or future negotiations. A prolonged work stoppage, strike or other form of labour protest could have a material adverse effect on our businesses, operations, and reputation. Even if the Company does not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our businesses and results of operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs could be limited by the terms of such collective bargaining agreements. To support all leaders and employees, we continually listen to remove barriers and respond in real-time to needs and concerns. We also continue to provide support for leaders on how to manage change and maintain positive employee engagement and relations.

Climate Change

Climate change risks are important considerations for Shaw. These risks have been classified as two main types – physical risks and transition risks – which are described in further detail below.

Physical Risks

In accordance with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), we recognize that climate change may increase the severity, duration, and frequency of natural hazards and weather-related events. These in turn may negatively impact our business, which may require us to protect, test, maintain, repair, and replace our networks, IT systems, equipment and other infrastructure. For example:

•	increased temperatures could impact our networks, IT systems, equipment and other infrastructure which could require the installation of additional cooling devices;

Management’s Discussion & Analysis Shaw Communications Inc.	53

•	acute risks (e.g., ice storms, extreme precipitation, flooding, fires, hurricanes, tornados, tsunamis) and chronic risks (e.g., sea-level rise) could impact or destroy our facilities or network, equipment, and other infrastructure, and affect our employees’ ability to safely perform work. These impacts may increase our insurance related expenses, and affect our ability to deliver products and services; and

•	climate change related impacts to our key suppliers could adversely affect their ability to supply us with required products and services.

The occurrence of any of these events could have a material adverse effect on our operations and/or financial results. See also “Network Failure” risks above which could increase in severity and/or frequency as a result of climate change related natural disasters.

With the exception of our network equipment and data centres, we self-insure our Fibre+ network and, as a result,

have limited insurance coverage against the losses resulting from natural disasters affecting our Fibre+ network. For further detail see “Network Failure” above.

Although we have business continuity/resumption plans and disaster recovery plans and strategies in place, the failure of any of our climate change mitigation and adaptation efforts (including response strategies and business continuity protocols) may affect our business through potential disruption of our operations, damage to our facilities and infrastructure, and affect the communities that we operate in and serve, which may have a material adverse effect on Shaw and its reputation, as well as its operations, prospects and/or financial results.

Transition Risks

Climate change is drawing more attention through evolving public interest as well as government regulation and policy.

•

Policy & legal risk: Many aspects of our operations are subject to evolving and increasingly stringent federal, provincial, and local environmental, health, and safety laws and regulations. These laws and regulations impose requirements with respect to matters such as fuel storage, the recovery and recycling of end-of-life electronic products, greenhouse gas emissions, the release of substances into the environment, corrective and remedial action concerning such releases, and the proper handling, management and disposal of substances. These evolving considerations and more stringent laws and regulations could lead to increased costs for compliance, which could be material. For example, we may be required to incur additional capital expenditures from substituting existing products and services with lower emissions options. The Company may also incur increased operational costs due to higher fuel and energy prices resulting from carbon taxes and/or cap and trade programs.

•

Reputational Risk: Failure to recognize and adequately respond to changing environmental matters and expectations, or to comply with environmental laws and regulations, could result in fines, new regulatory obligations and associated costs, or damage to our reputation or brand any of which could have a material adverse effect on our operations and/or financial results.

On December 7, 2020, Shaw issued its inaugural ESG report to provide stakeholders (i.e. customers, employees, investors, supply chain partners and regulators) with an overview of our ESG program, including Shaw’s goals and actions. Shaw’s ESG report can be found at https://www.shaw.ca/corporate/environmental-social-governance.

As part of the development of the ESG program, we integrated climate-related considerations into our governance and risk management practices.

Interest Rates, Foreign Exchange Rates and Capital Markets

Shaw has the following financial risks in its day-to-day operations:

(a)

Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company uses long-term financing extensively in its capital structure. The primary components of this structure include banking facilities and various Canadian denominated senior notes and debentures with varying maturities issued in the public markets. These are more fully described in Note 13 to the Consolidated Financial Statements.

Interest on bank indebtedness is based on floating rates while the senior notes are all fixed-rate obligations. If required, Shaw uses its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. Increases in interest rates may have a material adverse effect on Shaw, its operations and/or its financial results.

(b)

Capital markets: Shaw requires or may require ongoing access to capital markets to support its operations. Changes in capital market conditions, including significant changes in market interest rates or lending practices, or changes in Shaw’s credit ratings, may adversely affect our ability to raise or refinance short-term or long-term debt and therefore may have a material adverse effect on Shaw, its operations and/or its financial results.

Shaw manages its exposure to floating interest rates by maintaining a mix of fixed and floating rate debt. Interest on the Company’s unsecured credit facility and accounts receivable securitization program are based on floating rates, while the senior notes are all fixed rate obligations.

54	Shaw Communications Inc. 2021 Annual Report

As at August 31, 2021, virtually all of Shaw’s consolidated long-term debt was fixed with respect to interest rates.

The Company may also enter into derivative contracts, primarily forward contracts, to mitigate its exposure to foreign exchange and interest rate risks. While hedging and other efforts to manage these risks are intended to mitigate Shaw’s risk exposure, because of the inherent nature and risk of such transactions, those activities can result in losses. For instance, if Shaw hedges its floating interest rate exposure, it may forego the benefits that may otherwise be experienced if rates were to fall and it is subject to credit risks associated with the counterparties with whom it contracts. In order to minimize the risk of counterparty default under its derivatives agreements, Shaw assesses the creditworthiness of its derivative counterparties. Further information concerning the policy and use of derivative financial instruments is contained in Notes 2 and 30 to the Consolidated Financial Statements.

Litigation

Shaw and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although management does not expect that the outcome of these matters will have a material adverse effect on the Company, there can be no assurance that these matters, or other legal matters that arise in the future, will not have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Shaw is a public company with shares trading on the Toronto and New York stock exchanges. As a result, the Company may be subject to civil liability under Canadian and US securities laws for alleged misrepresentations by the Company in its public disclosure documents and/or oral statements.

Legal and Ethical Compliance

Shaw expects and relies on its employees, officers, Board of Directors, contractors, suppliers, and other business partners to act in accordance with applicable legal and ethical standards in all jurisdictions in which we operate, including, but not limited to, anti-bribery, anti-corruption, and anti-money laundering laws and regulations. Situations where Shaw’s employees, officers, Board of Directors, contractors, suppliers, and other business partners do not adhere to applicable laws and regulations, the Company’s policies or its contractual obligations, whether inadvertently or intentionally, may expose the Company to litigation and the possibility of damages, sanctions, and fines, or of being disqualified from bidding on contracts, which may have a material adverse effect on Shaw and its reputation, as well as its operations, prospects, and/or financial results.

Taxes

Shaw’s business is subject to various tax laws, changes to tax laws and the adoption of new tax laws, regulations thereunder and interpretations thereof, which may have adverse tax consequences to Shaw.

While Shaw believes it has adequately provided for all income and commodity taxes based on information that is currently available, the calculation and the applicability of taxes in many cases require significant judgment in interpreting tax rules and regulations. In addition, Shaw’s tax filings are subject to government audits which could result in material changes in the amount of current and deferred income tax assets and liabilities and other liabilities which may, in certain circumstances, result in the assessment of interest and penalties.

Concerns about Alleged Health Risks relating to Radiofrequency Emissions

Concerns about alleged health risks relating to radiofrequency emissions may adversely affect our Wireless division and our Shaw Go WiFi operations. Some studies have alleged that links exist between radiofrequency emissions from certain wireless devices and cell sites and various health problems or possible interference with electronic medical devices, including hearing aids and pacemakers. The Company complies with all applicable laws and regulations. Further, the Company relies on suppliers of wireless network equipment and customer equipment to meet or exceed all applicable regulatory and safety requirements. No definitive evidence exists of harmful effects from exposure to radiofrequency emissions when legal limits are complied with. Additional studies of radiofrequency emissions are ongoing and we cannot be certain of results, which could result in additional or more restrictive regulation or exposure to potential litigation.

Acquisitions, Dispositions and Other Strategic Transactions

Shaw may from time to time make acquisitions to expand its existing businesses or to enter into sectors in which Shaw does not currently operate, dispositions to focus on core offerings or enter into other strategic transactions. Such acquisitions, dispositions and/or strategic transactions may fail to realize the anticipated benefits, result in unexpected costs, result in unexcepted liabilities that were not uncovered through the due diligence process and/or Shaw may have difficulty incorporating or integrating the acquired business, any of which may have a material adverse effect on Shaw, its operations and/or financial results. Under the terms of the Arrangement Agreement, and prior to the completion of the Transaction or the termination of the Arrangement Agreement, the Company is subject to covenants which restrict it from making certain acquisitions,

Management’s Discussion & Analysis Shaw Communications Inc.	55

dispositions or other strategic transactions without Rogers’ consent. For further detail, refer to the Arrangement Agreement and the management information circular, filed March 15, 2021 and April 23, 2021, respectively, on Shaw’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.shtml.

Dividend Payments are not Guaranteed

Shaw currently pays monthly common share dividends in amounts approved on a quarterly basis by the Board of Directors. Over the long term, Shaw expects to continue to pay dividends from its free cash flow; however, balance sheet cash and/or credit facilities may be used to fund dividends from time to time. Although Shaw intends to make regular dividend payments, dividends are not guaranteed as actual results may differ from expectations and there can be no assurance that the Company will continue common share dividend payments at the current level. In addition to the standard legislated solvency and liquidity tests that must be met, the Company would not be able to declare and pay dividends if there was an event of default or a pending event of default would result (as a consequence of declaring and paying dividends) under its credit facilities.

Under the terms of the Arrangement Agreement entered into with Rogers, the Company is restricted in its ability to increase the amount of the dividend payments prior to the completion of the Transaction without Rogers’ consent.

Holding Company Structure

Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from our subsidiaries together with proceeds raised by the Company through the issuance of equity and the incurrence of debt, and from proceeds received on the sale of assets. The payment of dividends and the making of loans, advances and other payments to Shaw by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

Control of the Company

Voting control of the Company is held by SFLT and its subsidiaries. As at October 29, 2021, SFLT and its subsidiaries held, directly or indirectly, or exercised control or direction over 17,662,400 Class A Shares, representing approximately 79% of the issued and outstanding Class A Shares, for the benefit of the descendants of the late JR Shaw and Carol Shaw. The sole trustee of SFLT is a private company controlled by a board consisting of seven directors, including as at October 29, 2021, Bradley S. Shaw, four other members of his family, and two independent directors.

The Class A Shares are the only shares entitled to vote in all circumstances. Accordingly, SFLT and its subsidiaries are able to elect a majority of the Board of Directors of the Company and to control the vote on matters submitted to a vote of the Company’s Class A Shares.

56	Shaw Communications Inc. 2021 Annual Report

SUMMARY OF QUARTERLY RESULTS

Below is a quarterly summary of the Company’s consolidated financial results and selected key performance drivers for fiscal 2021 and 2020.

(millions of Canadian dollars except per share amounts)	2021				2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	1,377	1,375	1,387	1,370	1,349	1,312	1,363	1,383

Adjusted EBITDA (1)	614	642	637	607	594	609	600	588

Restructuring costs	—	(1)	(1)	(12)	—	(14)	—	—

Amortization	(310)	(300)	(303)	(305)	(312)	(302)	(300)	(303)

Amortization of financing costs	—	(1)	—	(1)	(1)	—	(1)	(1)

Interest expense	(67)	(31)	(67)	(66)	(68)	(67)	(68)	(71)

Other income (expense)	(6)	(21)	26	(2)	(1)	7	(19)	(3)

Income taxes	21	66	(75)	(58)	(37)	(49)	(45)	(48)

Net income (2)	252	354	217	163	175	184	167	162

Earnings per share

Basic and diluted	0.50	0.70	0.43	0.31	0.34	0.35	0.32	0.31

Other Information

Cash flows from operating activities	590	560	473	300	632	588	361	339

Free cash flow (1)	180	308	248	225	152	221	191	183

Capital expenditures and equipment costs	287	233	250	233	307	268	276	260

(1)	See “Key Performance Drivers” for more information about these non-GAAP financial measures.
(2)	Net income attributable to both equity shareholders and non-controlling interests.

F21 Q4 vs F21 Q3

In the fourth quarter of fiscal 2021, net income decreased $102 million compared to the third quarter of fiscal 2021 mainly due to a $36 million increase in interest expense and a $126 million increase in current taxes in the fourth quarter as a result of a revision to liabilities for uncertain tax positions which reduced these expenses by $35 million and $125 million respectively in the third quarter as well as a $28 million decrease in adjusted EBITDA partially offset by an $81 million decrease in deferred taxes resulting mainly from the recognition of a tax benefit associated with previously unrecognized tax losses and a decrease of $15 million in other expenses mainly due to lower Transaction related costs, all in the fourth quarter.

F21 Q3 vs F21 Q2

In the third quarter of fiscal 2021, net income increased $137 million compared to the second quarter of fiscal 2021 mainly due to a $131 million decrease in current income taxes expense and a $36 million decrease in interest expense mainly due to a revision to liabilities for uncertain tax positions that became statute barred in the period, which reduced these expenses by $125 million and $35 million respectively, a $9 million decrease in deferred taxes, and a $5 million increase in adjusted EBITDA, partially offset by $18 million in Transaction related advisory, legal, financial, and other professional fees in the third quarter and the impact of the $27 million fair value gain on private investments recorded in the second quarter.

F21 Q2 vs F21 Q1

In the second quarter of fiscal 2021, net income increased $54 million compared to the first quarter of fiscal 2021 mainly due to a $30 million increase in adjusted EBITDA, an $11 million decrease in restructuring costs, and a $27 million fair value gain on private investments recorded in the second quarter, partially offset by a $9 million increase in deferred taxes and an $8 million increase in current taxes, all in the second quarter.

F21 Q1 vs F20 Q4

In the first quarter of fiscal 2021, net income decreased $12 million compared to the fourth quarter of fiscal 2020 mainly due to a $12 million increase in restructuring costs in the first quarter and a $27 million increase in deferred taxes, partially offset by a $13 million increase in adjusted EBITDA and a $6 million decrease in current taxes, all in the first quarter.

F20 Q4 vs F20 Q3

In the fourth quarter of fiscal 2020, net income decreased $9 million compared to the third quarter of fiscal 2020 mainly due to a $15 million decrease in adjusted EBITDA and a $23 million increase in current taxes in the fourth quarter as well an $8 million decrease in other gains as a result of an insurance claim recovery in the third quarter partially offset by a $35 million decrease in deferred taxes and a $14 million decrease in restructuring costs in the fourth quarter.

Management’s Discussion & Analysis Shaw Communications Inc.	57

F20 Q3 vs F20 Q2

In the third quarter of fiscal 2020, net income increased $17 million compared to the second quarter of fiscal 2020 mainly due to a $26 million increase in other gains/losses, which includes the impact of the $17 million payment related to the early redemption of $800 million in senior notes in the second quarter, a $6 million insurance claim recovery, a $9 million increase in adjusted EBITDA in the third quarter and a $4 million decrease in current taxes, offset by a $14 million restructuring cost and an $8 million increase in deferred taxes, also in the third quarter.

F20 Q2 vs F20 Q1

In the second quarter of fiscal 2020, net income increased $5 million compared to the first quarter of fiscal 2020 mainly due to a $13 million decrease in current taxes, a $12 million increase in adjusted EBITDA and a $3 million decrease in interest expense, all in the second quarter, partially offset by a $17 million payment related to the early redemption of $800 million in senior notes and a $10 million increase in deferred taxes, also in the second quarter.

F20 Q1 vs F19 Q4

In the first quarter of fiscal 2020, net income decreased $4 million compared to the fourth quarter of fiscal 2019 mainly due to a $23 million decrease in deferred taxes in the first quarter. This was partially offset by a $7 million increase in current taxes in the first quarter as well as the net impact of the adoption of IFRS 16 which resulted in a decrease to operating, general and administrative costs that was more than offset by increases to amortization of property, plant and equipment, intangibles and other and interest expense.

Fourth Quarter 2021 Highlights

The following discusses the results for the fourth quarter of fiscal 2021 (three-month period ended August 31, 2021) as compared with the results from the fourth quarter of fiscal 2020 (three-month period ended August 31, 2020).

Revenue

Consolidated revenue increased 2.1% year-over-year to $1.38 billion.

•

Wireless revenue of $321 million for the fourth quarter of fiscal 2021 increased $27 million, or 9.2%, over the fourth quarter of fiscal 2020. The increase was driven mainly by higher service revenues which contributed an incremental $22 million, or 10.4%, to consolidated revenue primarily due to an increased subscriber base, including significant Shaw Mobile additions, which was complemented by an increase in equipment revenue of $5 million, or 6.0%, over the previous year. Fourth quarter ARPU decreased 5.7% to $37.39 reflecting Shaw Mobile customer growth.

•	Consumer division revenue decreased $7 million, or 0.8%, to $910 million as growth in Internet revenue was offset by declines in Video, Satellite, and Phone subscribers and revenue.

•

Business division revenue of $149 million increased $9 million, or 6.4%, as a result of Internet revenue growth and continued demand for the Smart suite of products, despite the challenging circumstances due to impacts of COVID-19 and considering the majority of Shaw Business revenue comes from the small to medium sized business sector.

Adjusted EBITDA

Adjusted EBITDA for the fourth quarter of $614 million increased $20 million, or 3.4%, from $594 million in the comparable prior year quarter.

•

Wireless adjusted EBITDA of $106 million for the fourth quarter of fiscal 2021 improved by $22 million, or 26.2%, over the fourth quarter of fiscal 2020 primarily due to continued service revenue growth. Adjusted EBITDA results include a reduction in bad debt expense compared to the prior year quarter as COVID-19 did not have a significant impact on our customers’ ability to pay their bills as expected, combined with an increased focus on collecting aged receivables.

•	Wireline adjusted EBITDA for the fourth quarter of fiscal 2021 of $508 million decreased $2 million, or 0.4%, from $510 million in the fourth quarter of fiscal 2020.

Adjusted EBITDA margin

Adjusted EBITDA margin for the fourth quarter of 44.6% increased 60-basis points compared to 44.0% in the fourth quarter of fiscal 2020.

58	Shaw Communications Inc. 2021 Annual Report

Capital expenditures and equipment

In the fourth quarter of fiscal 2021, capital investment of $287 million decreased $20 million from the comparable period in fiscal 2020. Total Wireline capital spending of $221 million increased by approximately $29 million year-over-year primarily due to higher investments in the combined upgrades, enhancements and replacement categories as well as an increase in new housing development. Wireless spending of $66 million decreased by approximately $49 million year-over-year primarily due to lower planned investments in the quarter.

Amortization

Amortization of $310 million decreased 0.6% compared to the fourth quarter of 2020. The decrease in amortization is mainly due to a decrease in deferred equipment costs in the quarter partially offset by the amortization of new expenditures of property, plant and equipment and intangibles exceeding the amortization of those assets that became fully amortized during the period.

Interest

Interest expense of $67 million for the fourth quarter decreased $1 million over the comparable prior year quarter mainly due to the lower average outstanding debt balances in the period.

Free cash flow

Free cash flow for the quarter of $180 million compared to $152 million in the comparable prior year quarter. The increase was largely due to higher adjusted EBITDA and lower capital expenditures.

Income taxes

Income taxes were lower in the quarter compared to the fourth quarter of fiscal 2020 due mainly to the recognition of a $78 million tax benefit associated with previously unrecognized tax losses in the fourth quarter of 2021 driven by management’s expectations that sufficient future taxable profit will be available to fully utilize such losses.

Seasonality and Trends

While financial results for the Company are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. Subscriber activity may also be affected by competition and Shaw’s promotional activity. Our Video subscriber activity is influenced by cord shaving and cord cutting trends, which has resulted in fewer subscribers watching traditional cable TV, as well as a lower number of TV subscribers. In addition, trends in the use of wireless products and Internet or social media as substitutes for traditional home phone products have resulted in fewer Phone subscribers. Satellite subscriber activity is modestly higher around the summertime when more subscribers have second homes in use. Wireless subscriber activity is influenced by the launch of popular new mobile devices, seasonal promotional periods, and the level of competitive intensity. Our first and fourth quarters typically experience higher volumes of wireless competitive activity as a result of back to school and holiday season-related consumer behavior. Aggressive promotional offers are often advertised during these periods which can impact our Wireless subscriber metrics. Shaw’s Wireline and Wireless businesses do not depend on any single customer or concentration of customers.

Furthermore, due to uncertainties relating to the severity, duration and continuing impact of the COVID-19 pandemic, it is difficult at this time to estimate the impacts of the COVID-19 pandemic on our business and future financial results. Therefore, the trends experienced during the COVID-19 pandemic, including impacts on consumer demand and spending, may not fully reflect the typical seasonal variations experienced by our business. Accordingly, it is difficult at this time to evaluate the impacts of the COVID-19 pandemic on the seasonality trends that normally characterize our business.

Management’s Discussion & Analysis Shaw Communications Inc.	59

Growth (losses) in subscriber statistics as follows:

	2021
Subscriber Statistics	Opening	First	Second	Third	Fourth	Ending

Video – Cable	1,390,520	(34,437)	(26,497)	(20,917)	(25,790)	1,282,879

Video – Satellite	650,727	(33,587)	(13,508)	(861)	(12,193)	590,578

Internet	1,903,868	(15,068)	(5,425)	1,283	5,094	1,889,752

Phone	672,610	(23,760)	(20,418)	(15,777)	(17,075)	595,580

Total Consumer	4,617,725	(106,852)	(65,848)	(36,272)	(49,964)	4,358,789

Video – Cable	37,512	(33)	330	29	(728)	37,110

Video – Satellite	36,002	2,365	(1,903)	(1,302)	4,928	40,090

Internet	178,270	1,191	369	1,131	1,162	182,123

Phone	387,660	2,422	1,022	(47)	(785)	390,272

Total Business	639,444	5,945	(182)	(189)	4,577	649,595

Total Wireline	5,257,169	(100,907)	(66,030)	(36,461)	(45,387)	5,008,384

Wireless – Postpaid	1,482,175	87,296	75,069	46,604	48,145	1,739,289

Wireless – Prepaid	339,339	13,733	7,228	4,404	12,378	377,082

Total Wireless	1,821,514	101,029	82,297	51,008	60,523	2,116,371

Total Subscribers	7,078,683	122	16,267	14,547	15,136	7,124,755

	2020
Subscriber Statistics	Opening	First	Second	Third	Fourth	Ending

Video – Cable	1,478,371	(13,948)	(19,310)	(21,604)	(32,989)	1,390,520

Video – Satellite	703,223	(31,875)	(13,211)	(110)	(7,300)	650,727

Internet	1,911,703	5,648	6,072	(5,103)	(14,452)	1,903,868

Phone	767,745	(26,178)	(23,547)	(20,648)	(24,762)	672,610

Total Consumer	4,861,042	(66,353)	(49,996)	(47,465)	(79,503)	4,617,725

Video – Cable	41,843	1,622	(2,779)	(4,854)	1,680	37,512

Video – Satellite	35,656	2,333	1,099	(4,835)	1,749	36,002

Internet	173,686	694	(338)	82	4,146	178,270

Phone	379,434	4,253	1,509	1,779	685	387,660

Total Business	630,619	8,902	(509)	(7,828)	8,260	639,444

Total Wireline	5,491,661	(57,451)	(50,505)	(55,293)	(71,243)	5,257,169

Wireless – Postpaid	1,313,828	66,865	54,289	2,236	44,957	1,482,175

Wireless – Prepaid	344,357	(8,954)	(3,230)	(7,701)	14,867	339,339

Total Wireless	1,658,185	57,911	51,059	(5,465)	59,824	1,821,514

Total Subscribers	7,149,846	460	554	(60,758)	(11,419)	7,078,683

60	Shaw Communications Inc. 2021 Annual Report

RESULTS OF OPERATIONS

OVERVIEW OF FISCAL 2021 CONSOLIDATED RESULTS

				Change
				2021	2020
(millions of Canadian dollars except per share amounts)	2021 (1)	2020 (1)	2019	%	%
Operations:
Revenue	5,509	5,407	5,340	1.9	1.3
Adjusted EBITDA(2)	2,500	2,391	2,154	4.6	11.0
Adjusted EBITDA margin(2)	45.4%	44.2%	40.3%	2.7	9.7
Funds flow from operations(3)	2,249	1,989	1,777	13.1	11.9
Net income	986	688	733	43.3	(6.1)
Free cash flow(2)	961	747	538	28.6	38.8
Balance sheet:
Total assets	15,792	16,165	15,646
Long-term financial liabilities
Long-term debt (including current portion)	4,550	4,548	5,308
Lease liabilities (including current portion)	1,245	1,270	–
Per share data:
Basic and diluted earnings per share	1.94	1.32	1.41
Weighted average number of participating shares outstanding during period (millions)	504	515	511

Cash dividends declared per share
Class A	1.1825	1.1825	1.1825
Class B	1.1850	1.1850	1.1850

(1)	Fiscal 2021 and 2020 figures reflect the impact of the adoption and application of IFRS 16 while fiscal 2019 figures do not and are not comparable.
(2)	See “Key Performance Drivers” for more information about these non-GAAP financial measures and non-GAAP ratio.
(3)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

Revenue and Adjusted EBITDA

Consolidated revenue increased 1.9% year-over-year to $5.51 billion and adjusted EBITDA increased 4.6% year-over-year to $2.50 billion. Fiscal 2021 results include incremental Wireline Consumer revenue of approximately $20 million related to the release of a provision following the CRTC decision on final aggregated TPIA rates and higher equity-based compensation costs of approximately $24 million due to the significant increase in Shaw’s share price in connection with the Transaction announcement on March 15, 2021. In addition, fiscal 2021 adjusted EBITDA results include a reduction in bad debt expense compared to the prior periods of approximately $28 million for the year as COVID-19 did not have a significant impact on our customers’ ability to pay their bills as expected, combined with an increased focus on collecting aged receivables. For further discussion of divisional performance see “Segmented Operations Review.”

Consolidated revenue of $5.51 billion for fiscal 2021 improved 1.9% over $5.41 billion for fiscal 2020. Revenue improved primarily due to the Wireless division contributing revenues of $1,272 million in fiscal 2021 as compared to $1,166 million in the prior year. The year-over-year improvement in Wireless revenue of $106 million, or 9.1%, reflects higher service revenues of $76 million due to an increased subscriber base, including significant Shaw Mobile additions, along with an increase in equipment revenues of $30 million. Wireline division revenues of $4,249 million in fiscal 2021 were essentially flat compared to $4,250 million in the prior year. Business division revenues increased $17 million, or 3.0%, mainly

Management’s Discussion & Analysis Shaw Communications Inc.	61

due to Internet revenue growth and continued demand for the Smart suite of products, despite the challenging circumstances due to impacts of COVID-19 and considering the majority of Shaw Business revenue comes from the small to medium sized business sector. These increases were fully offset by the Consumer division as revenues decreased $18 million, or 0.5%, compared to fiscal 2020 as the incremental $20 million in revenue related to the third quarter release of a provision following the CRTC decision on the final aggregated TPIA rates that date back to August 2019 and growth in Internet revenue were fully offset by declines in Video, Satellite, and Phone subscribers and revenue.

Adjusted EBITDA of $2,500 million for the twelve-month period improved 4.6% compared to $2,391 million for fiscal 2020. The improvement was primarily due to the Wireless division contributing $393 million over the twelve-month period as compared to $337 million in fiscal 2020 while the Wireline division contributed $2,107 million over the twelve-month period as compared to $2,054 million in fiscal 2020. The Wireless increase of $56 million, or 16.6%, over the comparable period primarily reflects an increase in service revenues, improved equipment margins, and a $15 million decrease in bad debt expense, partially offset by additional costs in connection with the expansion of the Shaw retail footprint in the current year. Wireline adjusted EBITDA of $2,107 million for fiscal 2021 increased 2.6%, resulting in a Wireline operating margin of 49.6%, an improvement of 130-basis points over fiscal 2020. The increase primarily reflects the impact of decreased operating costs, including a $13 million decrease in bad debt expense, partially offset by a decrease in Consumer revenue and an increase in equity-based compensation costs as noted above.

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. During the first, second and third quarters of fiscal 2021, the Company made a number of changes to its organizational structure in an effort to streamline the business, consolidate certain functions, and reduce redundancies between the Wireless and Wireline segments. In connection with the restructuring, the

Company recorded costs of $12 million in the first quarter of fiscal 2021, $1 million in the second quarter, and $1 million in the third quarter of fiscal 2021 primarily related to severance and employee related costs.

Amortization

(millions of Canadian dollars)	2021	2020	Change %
Amortization revenue (expense)
Deferred equipment revenue	11	16	(31.3)
Deferred equipment costs	(47)	(65)	(27.7)
Property, plant and equipment, intangibles and other	(1,183)	(1,168)	1.3

Amortization of deferred equipment revenue and deferred equipment costs decreased 31.3% and 27.7% respectively for the year ended August 31, 2021 as a result of declining satellite equipment purchases and installations during the year compared with prior years. Amortization of property, plant and equipment, intangibles and other increased 1.3% for the year ended August 31, 2021 and reflects the amortization of new expenditures exceeding the amortization of assets that became fully amortized during the period.

Amortization of financing costs and Interest expense

(millions of Canadian dollars)	2021	2020	Change %
Amortization of financing costs – long-term debt	2	3	(33.3)
Interest expense	231	274	(15.7)

Interest expense for the year ended August 31, 2021 decreased over the comparable periods and primarily reflects the impact of a $35 million reduction of tax related interest expense resulting from a revision of liabilities for uncertain tax positions that became statute barred in the year as well as lower average outstanding debt balances in the period and the decrease in the weighted average interest rate.

62	Shaw Communications Inc. 2021 Annual Report

Other income and expenses

(millions of Canadian dollars)	2021	2020	Increase / (decrease)
Gain on disposal of fixed assets and intangibles	3	(3)	6
Costs associated with Rogers Transaction	(23)	–	(23)
Debt Redemption Penalty	–	(17)	17
Gain on fair value adjustment of private investment	27	–	27
Other	(9)	4	(13)

	(2)	(16)	14

Other generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities as well as the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the second quarter of fiscal 2021, the Company recorded a $27 million fair value gain on private investments while in the third and fourth quarters of fiscal 2021, the Company recorded $18 million and $5 million, respectively, in Transaction-related advisory, legal, financial, and other professional costs.

Income taxes

(millions of Canadian dollars)	2021	2020	Increase / (decrease)
Current income tax expense	30	120	(90)
Deferred income tax expense	16	59	(43)

	46	179	(133)

Income taxes are lower in fiscal 2021 compared to fiscal 2020 mainly due to a $125 million revision to liabilities for uncertain tax positions that became statute barred in 2021 as well as the recognition of a $78 million tax benefit associated with previously unrecognized tax losses in the fourth quarter of 2021 driven by management’s expectations that sufficient future taxable profit will be available to fully utilize such losses, offset by the effect of higher pre-tax income.

Earnings per share

(millions of Canadian dollars except per share amounts)	2021	2020	Change %
Net income	986	688	43.3
Weighted average number of participating shares outstanding during period (millions)	504	515
Earnings per share
Basic and diluted	1.94	1.32

Net income

Net income was $986 million in 2021 compared to $688 million in 2020. The year-over-year changes are summarized in the table below.

(millions of Canadian dollars)
Increased adjusted EBITDA (1)	109
Increased amortization	(1)
Decreased interest expense	43
Change in other net costs and revenue (2)	14
Decreased income taxes	133

298

(1)	See “Key Performance Drivers” for more information about this non-GAAP financial measure.
(2)

Net other costs and revenue include gains and losses on disposals of fixed assets and intangibles, accretion of long-term liabilities and provisions, debt retirement costs, transaction related costs, gains and losses on private investments, realized and unrealized foreign exchange differences and other losses as detailed in the Consolidated Statements of Income.

Net other costs and revenues had a $14 million favourable impact on net income primarily due to the impact of a $27 million fair value gain on private investments recorded in the current year and a $17 million debt redemption penalty in fiscal 2020, partially offset by $23 million in Transaction-related advisory, legal, financial, and other professional costs and higher foreign exchange losses in fiscal 2021.

Management’s Discussion & Analysis Shaw Communications Inc.	63

SEGMENTED OPERATIONS REVIEW

WIRELINE

(millions of Canadian dollars)	2021	2020	Change %
Consumer	3,665	3,683	(0.5)
Business	584	567	3.0

Wireline revenue	4,249	4,250	—
Adjusted EBITDA(1)	2,107	2,054	2.6

Adjusted EBITDA margin(1)	49.6%	48.3%	2.7

(1)	See “Key Performance Drivers” for more information about this non-GAAP financial measure and non-GAAP ratio.

Wireline RGUs decreased by 248,785 in the current fiscal year, compared to net losses of 234,492 RGUs in fiscal 2020. Total Business RGU gains of 10,151 were more than fully offset by total Consumer RGU losses of 258,936 in the year which included net losses in cable Video of 107,641, Phone of 77,030, satellite Video of 60,149, and Internet of 14,116.

Wireline division revenues of $4,249 million in fiscal 2021 were essentially flat compared to $4,250 million in the prior year. Business division revenues increased $17 million, or 3.0%, mainly due to Internet revenue growth and continued demand for the Smart suite of products, despite the challenging circumstances due to impacts of COVID-19 and considering the majority of Shaw Business revenue comes from the small to medium sized business sector. These increases were fully offset by the Consumer division as revenues decreased $18 million, or 0.5%, compared to fiscal 2020 as the incremental $20 million in revenue related to the third quarter release of a provision following the CRTC decision on the final aggregated TPIA rates that date back to August 2019 and growth in Internet revenue were fully offset by declines in Video, Satellite, and Phone subscribers and revenue.

Adjusted EBITDA of $2,107 million increased 2.6% over the comparable period mainly due to decreased operating costs, partially offset by a decrease in Consumer revenue and higher equity-based compensation costs of approximately $24 million due to the significant increase in Shaw’s share price in the year in connection with the Transaction announcement on March 15, 2021. The decrease in operating costs includes a $13 million decrease in bad debt expense as COVID-19 did not have a significant impact on our customers’ ability to pay their bills as expected, combined with an increased focus on collecting aged receivables.

WIRELESS

(millions of Canadian dollars)	2021	2020	Change %
Service	891	815	9.3
Equipment and other	381	351	8.5

Wireless revenue	1,272	1,166	9.1
Adjusted EBITDA(1)	393	337	16.6

Adjusted EBITDA margin(1)	30.9%	28.9%	6.9

(1)	See “Key Performance Drivers” for more information about this non-GAAP financial measure and non-GAAP ratio.

In Wireless, the Company gained 294,857 net subscribers in the year, consisting of 257,114 postpaid and 37,743 prepaid additions, bringing its total customer base to over 2.1 million.

Wireless revenue for the year of $1,272 million increased $106 million, or 9.1%, over the prior year. The increase in revenue reflects higher service revenues of $76 million due to an increased subscriber base, including significant Shaw Mobile additions, along with an increase in equipment revenues of $30 million. The increase in service revenue was driven by RGU growth of 17.3%, while ARPU of $37.35 in fiscal 2021 decreased from $38.95 in the prior year, reflecting Shaw Mobile customer growth.

Adjusted EBITDA for the year of $393 million increased $56 million, or 16.6%, over the prior year primarily due to an increase in service revenues, improved equipment margins, and a $15 million decrease in bad debt expense as COVID-19 did not have a significant impact on our customers’ ability to pay their bills as expected, combined with an increased focus on collecting aged receivables. This is partially offset by additional costs in connection with the expansion of the Shaw Mobile retail footprint in the current year.

64	Shaw Communications Inc. 2021 Annual Report

Capital Expenditures and Equipment Costs

	Year ended August 31,
(millions of Canadian dollars)	2021	2020	Change %
Wireline

New housing development	109	120	(9.2)

Success based	170	243	(30.0)

Upgrades and enhancements	351	331	6.0

Replacement	34	26	30.8

Buildings and other	59	95	(37.9)

Total as per Note 26 to the audited annual consolidated financial statements	723	815	(11.3)

Wireless
Total as per Note 26 to the audited annual consolidated financial statements	280	296	(5.4)

Consolidated total as per Note 26 to the audited annual consolidated financial statements	1,003	1,111	(9.7)

Capital investment was $1,003 million in fiscal 2021 compared to $1,111 million in fiscal 2020. The decrease was driven primarily by a decrease in the Wireline division mainly due to lower success-based costs while the Wireless division decreased as a result of lower planned capital expenditures in the year.

Wireline

Success-based capital for fiscal 2021 of $170 million was $73 million lower than fiscal 2020. The current year decrease in success-based capital was due primarily to lower equipment purchases in the year.

Capital spend on the combined upgrades and enhancement, and replacement categories was $385 million for the year, a $28 million increase over fiscal 2020 driven primarily by higher planned Wireline spend on network infrastructure.

Capital spend on new housing development of $109 million in the year was $11 million lower than the prior fiscal year, driven by a decrease in residential and commercial customer network growth and acquisition.

Investment in buildings and other of $59 million in fiscal 2021 decreased $36 million over fiscal 2020 primarily related to higher corporate related costs in the comparable period as well as the impact of proceeds received from the disposal of corporate assets in the current period.

Wireless

Capital investment of $280 million in fiscal 2021 decreased $16 million compared to fiscal 2020, primarily due to lower network and IT related investment partially offset by increased spending related to retail and office space in the current year. In fiscal 2021, the Company continued to focus on investment in the wireless network and infrastructure, specifically the continued deployment of 700 MHz spectrum, 600 MHz spectrum, LTE and small cells as well as enhancements to the back-office systems, retail locations and other corporate initiatives.

Management’s Discussion & Analysis Shaw Communications Inc.	65

FINANCIAL POSITION

Total assets were $15.8 billion at August 31, 2021, compared to $16.2 billion at August 31, 2020. The following is a discussion of significant changes in the Consolidated Statements of Financial Position since August 31, 2020.

Current assets decreased $266 million primarily due to a decrease in cash of $408 million and a decrease in the current portion of contract assets of $35 million, partially offset by increased accounts receivable of $33 million, inventories of $3 million, other current assets of $54 million, and income taxes recoverable of $87 million. Cash decreased primarily due to the payment of $605 million in dividends, $300 million for preferred share redemptions, $336 million for share repurchases, as described below, and cash outlays for investing activities, partially offset by funds flow from operations. Refer to “Liquidity and Capital Resources” for more information.

Accounts receivable increased $33 million mainly due to timing, as the Company continues to migrate customers from two-month advance billing to one-month advance billing.

The current portion of contract assets decreased $35 million over the period due to a $19 million decrease in deferred Wireline costs as a result of lower onboarding promotional activity for new subscribers over the past year and a $16 million decrease due to a decrease in Wireless subscribers participating in the Company’s discretionary wireless handset discount program over the past year. Under IFRS 15, up-front promotional offers, such as onboarding or switch credits, offered to new two-year value-plan customers are recorded as a contract asset and amortized over the life of the contract against future service revenues while the portion of the Wireless discount relating to the handset is applied against equipment revenue at the point in time that the handset is transferred to the customer while the portion relating to service revenue is recorded as a contract asset and amortized over the life of the contract against future service revenues.

Property, plant and equipment decreased $123 million as the amortization of capital and right-of-use assets exceeded the capital investments and additions to right-of-use assets in the year.

Current liabilities decreased $128 million during the period primarily due to an $11 million decrease in accounts payable, a decrease in income taxes payable of $57 million, and a decrease of $55 million in current provisions.

Accounts payable and accrued liabilities decreased due to the timing of payments and fluctuations in various payables including capital expenditures and tax remittances. The decrease in current provisions was mainly due to a $35 million reduction to the interest expense provision, a $20 million provision release related to the CRTC decision on final aggregated TPIA rates and the payment of outstanding restructuring costs in the period.

Lease liabilities decreased $25 million mainly due to principal repayments of $110 million, partially offset by $85 million in net new lease liabilities in the period.

Shareholders’ equity decreased $190 million mainly due to the $300 million redemption of the Preferred Shares on June 30, 2021. Retained earnings increased as the current period income of $986 million was greater than the dividends of $599 million and the impact of shares repurchased under the NCIB program of $207 million. Share capital decreased $403 million due to the impact of 14,783,974 Class B Shares repurchased under the terms of the Company’s NCIB program and the redemption of the preferred shares as noted above, which were partially offset by the issuance of 688,403 Class B Shares under the Company’s stock option and RSU plans. Accumulated other comprehensive loss decreased $40 million due to the remeasurements recorded on employee benefit plans in the period.

As at October 15, 2021, share capital is as reported at August 31, 2021 with the exception of the issuance of a total 52,393 Class B Shares upon exercise of options under the Company’s stock option plan.

66	Shaw Communications Inc. 2021 Annual Report

CONSOLIDATED CASH FLOW ANALYSIS

Operating activities

(millions of Canadian dollars)	2021	2020	Change %
Funds flow from operations	2,249	1,989	13.1
Net change in non-cash working capital balances related to operations	(326)	(69)	>100.0

	1,923	1,920	0.2

Funds flow from operations in fiscal 2021 decreased over the comparable period primarily due to a large decrease in the net change in non-cash balances related to operations partially offset by an increase in the funds flow from operations. The net change in non-cash balances related to operations fluctuated over the comparative period due to changes in accounts receivable, inventory and other current asset balances, and the timing of payments of current income taxes payable and accounts payable and accrued liabilities.

Investing activities

(millions of Canadian dollars)	2021	2020	Decrease
Cash flow used in investing activities	(997)	(1,154)	157

In fiscal 2021, cash used in investing activities decreased over the comparable period primarily due to a decrease in additions to property, plant and equipment of $112 million, a decrease in additional to intangibles of $12 million and a decrease to additions to investment and other assets of $4 million, partially offset by an increase in proceeds on disposal of property, plant and equipment of $19 million received in the current period.

Financing activities

The changes in financing activities during 2021 and 2020 were as follows:

(millions of Canadian dollars)	2021	2020
Increase in short-term borrowings	–	160
Issuance of long-term debt	–	1,300
Repayment of long-term debt	(1)	(2,068)
Debt arrangement costs	–	(14)
Payment of lease liabilities	(110)	(112)
Issuance of Class B Shares	18	9
Purchase of Class B Shares	(336)	(140)
Dividends paid on Class A Shares and Class B Shares	(597)	(573)
Dividends paid on Preferred Shares	(8)	(9)
Payment of distributions to non-controlling interests	–	(2)
Redemption of Preferred Shares	(300)	–

	(1,334)	(1,449)

Management’s Discussion & Analysis Shaw Communications Inc.	67

LIQUIDITY AND CAPITAL RESOURCES

In fiscal 2021, the Company generated $961 million of free cash flow. Shaw used its free cash flow along with cash of $408 million and proceeds from the issuance of Class B Shares of $18 million to pay common share dividends of $597 million, repurchase $336 million in Class B Shares under the Company’s NCIB program, redeem $300 million in preferred shares, pay $25 million in restructuring costs and $23 million in Transaction related costs, and fund the net working capital change.

Debt structure and financial policy

Shaw structures its borrowings generally on an unsecured and standalone basis. While certain non-wholly owned subsidiaries are subject to contractual restrictions which may prevent the transfer of funds to Shaw, there are no similar restrictions with respect to wholly-owned subsidiaries of the Company.

The Company has an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at August 31, 2021, the proceeds of the sales were committed up to a maximum of $200 million (with $200 million drawn under the program as at August 31, 2021). The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables remain recognized on the Company’s Consolidated Statements of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivables has no claim on any of our other assets.

As at August 31, 2021, the net debt leverage ratio for the Company was 2.3x. The terms of the Arrangement Agreement require Shaw to obtain Rogers’ consent prior to incurring certain types of indebtedness.

The Company calculates net debt leverage ratio as follows(1):

(millions of Canadian dollars)	2021	2020
Short-term borrowings	200	200
Current portion of long-term debt	1	1
Current Portion of Lease Liabilities	110	113
Long-term debt	4,549	4,547
Lease Liabilities	1,135	1,157
50% of outstanding preferred shares	–	147
Cash	(355)	(763)

(A) Net debt (2)	5,640	5,402
(B) Adjusted EBITDA (2)	2,500	2,391

(A/B) Net debt leverage ratio (3)	2.3x	2.3x

(1)	The following contains a breakdown of the components in the calculation of net debt leverage ratio, which is a non-GAAP ratio.
(2)	See “Key Performance Drivers” for more information about these non-GAAP financial measures.
(3)

Net debt leverage ratio is a non-GAAP ratio and should not be considered as a substitute or alternative for a GAAP measure and may not be a reliable way to compare us to other companies. See “Key Performance Drivers” for further information about this ratio.

On November 2, 2020, the Company announced that it had received approval from the TSX to establish an NCIB program. The program commenced on November 5, 2020 and will remain in effect until November 4, 2021. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,532,404 Class B Shares representing approximately 5% of all of the issued and outstanding Class B Shares as at October 22, 2020.

During the year ended August 31, 2021, the Company purchased 14,783,974 Class B Shares for cancellation for a total cost of approximately $336 million under the NCIB program. In connection with the announcement of the Transaction on March 15, 2021, the Company suspended share buybacks under its NCIB program.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

68	Shaw Communications Inc. 2021 Annual Report

	Covenant as at August 31, 2021	Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	1.92:1	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	10.23:1	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization, restructuring, and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, less payments made with regards to lease liabilities for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are defined as the aggregate interest expense, excluding the interest related to lease liabilities, for the most recently completed fiscal quarter multiplied by four.

As at August 31, 2021, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings which currently mature in December of 2024.

On June 30, 2021, the Company redeemed all of its issued and outstanding Preferred Shares in accordance with their terms (as set out in the Company’s articles) at a price equal to $25.00 per Preferred Share, less any tax required to be deducted or withheld.

On the Redemption Date, there were 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. Accordingly, the aggregate Redemption Price paid by Shaw on the Redemption Date to redeem the Preferred Shares was $300 million.

As at August 31, 2021, the Company had $355 million of cash on hand and its $1.5 billion bank credit facility was fully undrawn.

Preferred Share Dividends

On June 30, 2016, 1,987,607 of the Company’s Series A Shares were converted into an equal number of Series B Shares in accordance with the notice of conversion right issued on May 31, 2016. As a result of the conversion, the Company had 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding on June 30, 2016. The Company redeemed all of its issued and outstanding Series A Shares and Series B Shares on June 30, 2021.

Prior to the redemption of the Preferred Shares, the annual fixed dividend rate for the Series A Shares, payable quarterly, was reset to 2.791% for the five-year period from and including June 30, 2016 to but excluding June 30, 2021. The floating quarterly dividend rates for the Series B Shares were set as follows:

Period	Annual Dividend Rate
June 30, 2016 to September 29, 2016	2.539%
September 30, 2016 to December 30, 2016	2.512%
December 31, 2016 to March 30, 2017	2.509%
March 31, 2017 to June 29, 2017	2.480%
June 30, 2017 to September 29, 2017	2.529%
September 30, 2017 to December 30, 2017	2.742%
December 31, 2017 to March 30, 2018	2.872%
March 31, 2018 to June 29, 2018	3.171%
June 30, 2018 to September 29, 2018	3.300%
September 30, 2018 to December 30, 2018	3.509%
December 31, 2018 to March 30, 2019	3.713%
March 31, 2019 to June 29, 2019	3.682%
June 30, 2019 to September 29, 2019	3.687%
September 30, 2019 to December 30, 2019	3.638%
December 31, 2019 to March 30, 2020	3.652%
March 31, 2020 to June 29, 2020	3.638%
June 30, 2020 to September 29, 2020	2.255%
September 30, 2020 to December 30, 2020	2.149%
December 31, 2020 to March 30, 2021	2.109%
March 31, 2021 to June 29, 2021	2.073%

On April 14, 2021, the Company’s Board of Directors declared a dividend of $0.17444 per Series A Share and $0.12956 per Series B Share, each payable on June 30, 2021 to holders of record on June 15, 2021. These were the final dividends on the Preferred Shares, which were paid separately from the aggregate Redemption Price and in the usual manner. Following payment of the June 30, 2021 dividends, there were no accrued and unpaid dividends on the Preferred Shares.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations, obligations and working capital requirements, including maturing debt, during the upcoming year. The terms of the Arrangement Agreement require that the Company maintain sufficient liquidity to pay an $800 million termination fee payable by Shaw in certain circumstances.

Management’s Discussion & Analysis Shaw Communications Inc.	69

Off-balance sheet arrangement and guarantees

Guarantees

Generally, it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties; however, it has entered into certain agreements as more fully described in Note 27 to the Consolidated Financial Statements. As disclosed therein, Shaw believes it is remote that these agreements would require any cash payment.

Contractual obligations

The amounts of estimated future payments under the Company’s contractual obligations at August 31, 2021 are detailed in the following table.

	Payments due by period
(millions of Canadian dollars)	Total	Within 1 year	2 – 3 years	4 – 5 years	More than 5 years
Short-term borrowings	200	200	—	—	—
Long-term debt(1)	7,330	219	1,409	395	5,307
Lease liabilities	1,596	151	291	260	894
Purchase obligations(2)	1,002	420	297	174	111
Property, plant and equipment	166	157	9	—	—

	10,294	1,147	2,006	829	6,312

(1)	Includes principal repayments and interest payments.
(2)	Includes contractual obligations under service, product, and wireless device contracts, program related agreements and exclusive rights to use intellectual property in Canada.

70	Shaw Communications Inc. 2021 Annual Report

Share Capital and Listings

The Company is authorized to issue a limited number of Class A Shares; an unlimited number of Class B Shares; an unlimited number of Class 1 Preferred Shares issuable in series and an unlimited number of Class 2 Preferred Shares issuable in series, of which 12,000,000 were designated the Series A Shares and 12,000,000 were designated the Series B Shares. The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of such shares (i) currently issued and outstanding; and (ii) that may be outstanding after any conversion of Class A Shares into Class B Shares.

As at October 15, 2021, there are 22,372,064 Class A Shares and 476,589,655 Class B Shares issued and outstanding. There were also 7,440,247 options to purchase Class B Shares and 36,428 RSUs that will settle in Class B Shares issued from treasury outstanding. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR and TSXV – SJR.A). For more information, please visit www.shaw.ca.

The following table sets forth, for each month during the fiscal year ending August 31, 2021, the monthly price range and volume traded for the Class A Shares on the TSX Venture Exchange (TSXV) and for the Class B Shares, Series A Shares and Series B Shares on the TSX.

	Class A Shares(1) TSX Venture-SJR.A			Class B Shares(1) TSX-SJR.B			Series A Shares(1)(2) TSX-SJR.PR.A			Series B Shares(1)(2) TSX-SJR.PR.B
	High	Low	Volume	High	Low	Volume	High	Low	Volume	High	Low	Volume
Sep 2020	26.00	24.12	4,236	25.30	23.70	23,453,289	12.59	12.03	58,939	12.00	11.49	18,700
Oct 2020	25.29	22.10	8,713	24.68	21.50	19,991,352	12.95	11.99	69,982	12.79	11.55	20,634
Nov 2020	25.95	23.50	17,139	23.63	21.71	33,008,086	12.95	12.17	58,521	12.71	11.23	27,922
Dec 2020	27.00	24.00	31,424	23.73	22.10	37,123,865	13.75	12.87	187,979	13.73	12.57	52,778
Jan 2021	29.94	25.50	26,595	23.12	21.85	33,071,629	13.95	13.08	83,996	13.65	13.00	28,692
Feb 2021	30.50	27.13	23,292	22.79	21.93	31,050,402	15.31	13.74	187,719	14.96	13.80	21,621
Mar 2021	42.75	27.88	104,163	35.08	22.18	89,485,061	21.51	14.71	3,067,018	21.30	14.47	806,598
Apr 2021	38.24	34.04	35,868	35.82	32.68	38,526,245	23.50	20.62	2,306,734	23.40	20.45	274,368
May 2021	37.20	35.60	7,110	36.78	35.27	27,999,499	25.18	23.27	2,223,082	25.13	23.13	727,662
Jun 2021	37.67	35.65	12,807	36.50	35.34	26,134,482	25.18	24.97	507,504	25.15	24.97	279,105
Jul 2021	37.25	36.00	4,783	36.71	35.44	18,793,416	–	–	–	–	–	–
Aug 2021	38.19	36.30	5,017	37.17	35.80	17,559,165	–	–	–	–	–	–

(1)	Trading price and volume data is obtained from the TMX group.
(2)	All issued and outstanding Series A Shares and Series B Shares were redeemed on June 30, 2021.

Management’s Discussion & Analysis Shaw Communications Inc.	71

Share Splits

There have been four splits of the Company’s Class A and Class B Shares: July 30, 2007 (2 for 1); February 7, 2000 (2 for 1); May 18, 1994 (2 for 1); and September 23, 1987 (3 for 1). In addition, as a result of the Arrangement referred to in the Management Information Circular dated July 22, 1999, a Shareholder’s Adjusted Cost Base was reduced for tax purposes.

ADDITIONAL INFORMATION

Additional information relating to Shaw, including the Company’s 2021 Annual Information Form, can be found on SEDAR at www.sedar.com.

COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS

Disclosure of the Company’s corporate governance practices which differ from the New York Stock Exchange (NYSE) corporate governance listing standards are posted on Shaw’s website, www.shaw.ca (under Investor Relations, Corporate Governance, Compliance with NYSE Corporate Governance Listing Standards).

CERTIFICATION

The Company’s Executive Chair & Chief Executive Officer and Executive Vice President, Chief Financial & Corporate Development Officer have filed certifications regarding Shaw’s disclosure controls and procedures and internal control over financial reporting (ICFR).

As at August 31, 2021, the Company’s management, together with its Executive Chair & Chief Executive Officer and Executive Vice President, Chief Financial & Corporate Development Officer, has evaluated the effectiveness of the design and operation of each of the Company’s disclosure controls and procedures and ICFR. Based on these evaluations, the Chief Executive Officer and Executive Vice President, Chief Financial & Corporate Development Officer have concluded that the Company’s disclosure controls and procedures and the Company’s ICFR are effective.

Other than the items described below, there have been no changes in the Company’s ICFR during the fiscal year that have materially affected, or are reasonably likely to materially affect, Shaw’s ICFR.

72	Shaw Communications Inc. 2021 Annual Report